FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

 http://www.rns-pdf.londonstockexchange.com/rns/6315V_1-2020-8-10.pdf

HSBC Holdings plc
Pillar 3 Disclosures at 30 June 2020

Contents
			Page
Introduction			2
Highlights			2
Regulatory framework for disclosures			2
Pillar 3 disclosures			2
Key metrics			3
Regulatory developments			3
Risk management response to Covid-19			4
Linkage to the Interim Report			5
Capital and RWAs			7
Own funds			7
Leverage ratio			9
Capital buffers			10
Pillar 1 minimum capital requirements and RWA flow			10
Minimum requirement for own funds and eligible liabilities			13
Credit risk			19
Credit quality of assets			19
Non-performing and forborne exposures			22
Defaulted exposures			27
Risk mitigation			27
Counterparty credit risk			37
Securitisation			42
Market risk			46
Other information			50
Abbreviations			50
Cautionary statement regarding forward-looking statements			51
Contacts			52
Tables
		Ref	Page
1	Key metrics (KM1/IFRS9-FL)	a	3
2	Reconciliation of balance sheets - financial accounting to regulatory scope of consolidation		6
3	Own funds disclosure	b	7
4	Leverage ratio common disclosure ('LRCom')	a	9
5	Summary reconciliation of accounting assets and leverage ratio exposures ('LRSum')	b	9
6	Leverage ratio - Split of on-balance sheet exposures (excluding derivatives, SFTs and exempted exposures) ('LRSpl')	a	10
7	Overview of RWAs ('OV1')	b	11
8	RWA flow statements of credit risk exposures under IRB ('CR8')		11
9	RWA flow statements of CCR exposures under IMM ('CCR7')		12
10	RWA flow statements of market risk exposures under IMA ('MR2-B')		12
11.i	Key metrics of the European resolution group ('KM2')	a	13
11.ii	Key metrics of the Asian resolution group ('KM2')		14
11.iii	Key metrics of the US resolution group ('KM2')		14
12	TLAC composition ('TLAC1')	a	15
13	HSBC Holdings plc creditor ranking ('TLAC3')		16
14	HSBC UK Bank plc creditor ranking ('TLAC2')		16
15	HSBC Bank plc creditor ranking ('TLAC2')		17
16	HSBC Asia Holdings Ltd creditor ranking ('TLAC3')		17
17	The Hongkong and Shanghai Banking Corporation Ltd creditor ranking ('TLAC2')		18
18	Hang Seng Bank Ltd creditor ranking ('TLAC2')		18
19	HSBC North America Holdings Inc. creditor ranking ('TLAC3')		18
20	Credit quality of exposures by exposure class and instrument ('CR1-A')		19
21	Credit quality of exposures by industry or counterparty types¹, ('CR1-B')		21
22	Credit quality of exposures by geography 1,2 ('CR1-C')		22
23	Credit quality of forborne exposures		23
24	Collateral obtained by taking possession and execution processes		23
25	Credit quality of performing and non-performing exposures by past due days		24
26	Performing and non-performing exposures and related provisions		25
27	Changes in stock of general and specific credit risk adjustments ('CR2-A')		27
28	Changes in stock of defaulted loans and debt securities ('CR2-B')		27
29	Credit risk mitigation techniques - overview ('CR3')		27
30	Standardised approach - credit conversion factor and credit risk mitigation ('CRM') effects ('CR4')	b	28
31	Standardised approach - exposures by asset classes and risk weights ('CR5')	b	29
32	IRB - Credit risk exposures by portfolio and PD range ('CR6')	a	30
33	IRB - Effect on RWA of credit derivatives used as CRM techniques ('CR7')		36
34	Specialised lending on slotting approach ('CR10')		36
35	Analysis of counterparty credit risk exposure by approach (excluding centrally cleared exposures) ('CCR1')		37
36	Credit valuation adjustment capital charge ('CCR2')		37
37	Standardised approach - CCR exposures by regulatory portfolio and risk weights ('CCR3')		37
38	IRB - CCR exposures by portfolio and PD scale ('CCR4')		38
39	Impact of netting and collateral held on exposure values ('CCR5-A')		40
40	Composition of collateral for CCR exposure ('CCR5-B')		40
41	Exposures to central counterparties ('CCR8')		40
42	Credit derivatives exposures ('CCR6')		41
43	Securitisation exposures in the non-trading book ('SEC1')		43
44	Securitisation exposures in the trading book ('SEC2')		44
45	Securitisation exposures in the non-trading book and associated regulatory capital requirements - bank acting as originator or as sponsor ('SEC3')		44
46	Securitisation exposures in the non-trading book and associated capital requirements - bank acting as investor ('SEC4')		45
47	Market risk under standardised approach (MR1)		46
48	Market risk under IMA (MR2-A)		46
49	IMA values for trading portfolios (MR3)		47
50	Comparison of VaR estimates with gains/losses (MR4)		48

The Group has adopted the EU's regulatory transitional arrangements for IFRS 9 'Financial Instruments'. A number of tables in this document report under this arrangement as follows:

a.    Some figures have been prepared on an IFRS 9 transitional basis. Details are provided in the table footnotes.

b.   All figures have been prepared on an IFRS 9 transitional basis.

All other tables report numbers on the basis of the full adoption of IFRS 9.

This document should be read in conjunction with the Interim Report 2020, which has been published on our website www.hsbc.com

Certain defined terms

Unless the context requires otherwise, 'HSBC Holdings' means HSBC Holdings plc and 'HSBC', the 'Group', 'we', 'us' and 'our' refer to HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People's Republic of China is referred to as 'Hong Kong'. When used in the terms 'shareholders' equity' and 'total shareholders' equity', 'shareholders' means holders of HSBC Holdings ordinary shares and those preference shares and capital securities issued by HSBC Holdings classified as equity. The abbreviations '$m', '$bn' and '$tn' represent millions, billions (thousands of millions) and trillions of US dollars, respectively.

Introduction

Highlights

Common equity tier 1 ('CET1') ratio increased over 2Q20 to 15% due to higher CET1 capital, which included an increase from the cancellation of the 4Q19 dividend and the current suspension of dividends on ordinary shares, more than offsetting the impact of RWA growth.

Please click on the link below to view the following chart and Pillar 3 document in full:

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Common equity tier 1 ($bn and %)

Risk-weighted assets by risk type and global business ($bn)

Credit risk

Counterparty credit risk

Market risk

Operational risk

Commercial Banking

Global Banking and Markets

Wealth and Personal Banking

Corporate Centre

Regulatory framework for disclosures

We are supervised on a consolidated basis in the UK by the Prudential Regulation Authority ('PRA'), which receives information on the capital adequacy of, and sets capital requirements for, the Group as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, which set and monitor their local capital adequacy requirements. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.

At a consolidated Group level, capital is calculated for prudential regulatory reporting purposes using the Basel III framework of the Basel Committee on Banking Supervision ('Basel'), as implemented by the European Union ('EU') in the revisions to the Capital Requirements Regulation, as implemented ('CRR II'), and in the PRA Rulebook for the UK banking industry. The regulators of Group banking entities outside the EU are at varying stages of implementing the Basel III framework, so the Group may have been subject to local regulations in the first half of 2020 that were on the basis of the Basel I, II or III frameworks.

The Basel Committee's framework is structured around three 'pillars': Pillar 1, minimum capital requirements; Pillar 2, supervisory review process; and Pillar 3, market discipline. The aim of Pillar 3 is to produce disclosures that allow market participants to assess the scope of banks' application of the Basel Committee's framework. It also aims to assess their application of the rules in their jurisdiction, capital conditions, risk exposures and risk management processes, and hence their capital adequacy.

Pillar 3 disclosures

Our Pillar 3 Disclosures at 30 June 2020

comprises quantitative and qualitative information required under Pillar 3. They are made in accordance with Part Eight of the Capital Requirements Regulation, as implemented by CRR II and the European Banking Authority ('EBA') guidelines on disclosure requirements. These disclosures are supplemented by specific additional requirements of the PRA and discretionary disclosures on our part.

The Pillar 3 disclosures are governed by the disclosure policy framework approved by the Group Audit Committee.

To give insight into movements during the year, we provide comparative figures, commentary of variances and flow tables for capital requirements. In all tables where the term 'capital requirements' is used, this represents the minimum total capital charge set at 8% of risk-weighted assets ('RWAs') by article 92 of the Capital Requirements Regulation.

Where disclosures have been enhanced, or are new, we do not generally restate or provide comparatives. Wherever specific rows and columns in the tables prescribed by the EBA or Basel are not applicable or immaterial to our activities, we omit them and follow the same approach for comparatives.

Pillar 3 requirements may be met by inclusion in other disclosure media. Where we adopt this approach, references are provided to the relevant pages of the Interim Report 2020 or to other documents.

We continue to engage in the work of the UK authorities and industry associations to improve the transparency and comparability of UK banks' Pillar 3 disclosures.

Reporting and disclosure of exposures subject to measures applied in response to the Covid-19 outbreak

On 2 June, the EBA announced temporary additional reporting and disclosure requirements concerning payment moratoria and forbearance measures related to the Covid-19 outbreak.

On 28 July, the PRA issued a statement setting out its  expectations on how the disclosure guidelines are to be applied, amending the EBA instructions and definitions to reflect the UK approach to payment deferrals.

We will publish these disclosures on or around 24 August 2020 on the HSBC website, hsbc.com.

Key metrics
Table 1: Key metrics (KM1/IFRS9-FL)
			At
			30 Jun	31 Mar	31 Dec	30 Sep	30 Jun
Ref*		Footnotes	2020	2020	2019	2019	2019
	Available capital ($bn)1	2
1	Common equity tier 1 ('CET1') capital	^	128.4	125.2	124.0	123.8	126.9
2	CET1 capital as if IFRS 9 transitional arrangements had not been applied		127.4	124.5	123.1	122.9	126.0
3	Tier 1 capital	^	152.5	149.2	148.4	149.7	152.8
4	Tier 1 capital as if IFRS 9 transitional arrangements had not been applied		151.4	148.5	147.5	148.8	151.9
5	Total capital	^	177.2	174.0	172.2	175.1	178.3
6	Total capital as if IFRS 9 transitional arrangements had not been applied		176.1	173.3	171.3	174.2	177.4
	Risk-weighted assets ('RWAs') ($bn)
7	Total RWAs		854.6	857.1	843.4	865.2	886.0
8	Total RWAs as if IFRS 9 transitional arrangements had not been applied		854.1	856.7	842.9	864.7	885.5
	Capital ratios (%)	2
9	CET1	^	15.0	14.6	14.7	14.3	14.3
10	CET1 as if IFRS 9 transitional arrangements had not been applied		14.9	14.5	14.6	14.2	14.2
11	Tier 1	^	17.8	17.4	17.6	17.3	17.2
12	Tier 1 as if IFRS 9 transitional arrangements had not been applied		17.7	17.3	17.5	17.2	17.2
13	Total capital	^	20.7	20.3	20.4	20.2	20.1
14	Total capital as if IFRS 9 transitional arrangements had not been applied		20.6	20.2	20.3	20.1	20.0
	Additional CET1 buffer requirements as a percentage of RWA (%)
	Capital conservation buffer requirement		2.50	2.50	2.50	2.50	2.50
	Countercyclical buffer requirement		0.20	0.22	0.61	0.69	0.68
	Bank G-SIB and/or D-SIB additional requirements		2.00	2.00	2.00	2.00	2.00
	Total of bank CET1 specific buffer requirements		4.70	4.72	5.11	5.19	5.18
	Total capital requirement (%)	3
	Total capital requirement		11.1	11.0	11.0	11.0	11.0
	CET1 available after meeting the bank's minimum capital requirements		8.8	8.4	8.5	8.1	8.1
	Leverage ratio	4
15	Total leverage ratio exposure measure ($bn)		2,801.4	2,782.7	2,726.5	2,708.2	2,786.5
16	Leverage ratio (%)	^	5.3	5.3	5.3	5.4	5.4
17	Leverage ratio as if IFRS 9 transitional arrangements had not been applied (%)		5.3	5.2	5.3	5.4	5.3
	Liquidity coverage ratio ('LCR')	5
	Total high-quality liquid assets ($bn)		654.4	617.2	601.4	513.2	532.8
	Total net cash outflow ($bn)		442.9	395.0	400.5	378.0	391.0
	LCR ratio (%)		147.8	156.3	150.2	135.8	136.3
*     The references in this and subsequent tables identify lines prescribed in the relevant EBA template where applicable and where there is a value.
^     Figures have been prepared on an IFRS 9 transitional basis.
1     Where applicable, our reporting throughout this document also reflects government relief schemes intended to mitigate the impact of the Covid-19 outbreak.
2     Capital figures and ratios are reported on a CRR II transitional basis for capital instruments.
3     Total capital requirement is defined as the sum of Pillar 1 and Pillar 2A capital requirements set by the PRA. The minimum requirements represent the total capital requirement to be met by CET1.
4     Leverage ratio is calculated using the CRR II end point basis for capital.
5     The EU's regulatory transitional arrangements for IFRS 9 'Financial Instruments' in article 473a of the Capital Requirements Regulation do not apply to liquidity coverage measures. LCR is calculated as at the end of each period rather than using average values. For further details, refer to page 83 of the Interim Report 2020.

We have adopted the regulatory transitional arrangements for IFRS 9 'Financial Instruments', including paragraph four within article 473a of the Capital Requirements Regulation, published by the EU on 27 December 2017. These transitional arrangements permit banks to add back to their capital base a proportion of the impact that IFRS 9 has upon their loan loss allowances during the first five years of use. The impact of IFRS 9 on loan loss allowances is defined as:
●    the increase in loan loss allowances on day one of IFRS 9 adoption; and
●    any subsequent increase in expected credit losses ('ECL') in the non-credit-impaired book thereafter.
Any add-back must be tax affected and accompanied by a recalculation of capital deduction thresholds, exposure and RWAs. The impact is calculated separately for portfolios using the standardised ('STD') and internal-ratings based ('IRB') approaches. For IRB portfolios, there is no add-back to capital unless loan loss allowances exceed regulatory 12-month expected losses.
The EU's CRR 'Quick Fix' relief package enacted in June 2020 increased from 70% to 100% the relief that banks may take for loan loss allowances recognised since 1 January 2020 on the
non-credit-impaired book.
In the current period, the add-back to the capital base amounted to $1.4bn under the STD approach with a tax impact of $0.3bn.
At 31 December 2019, the add-back to the capital base under the STD approach was $1.0bn with a tax impact of $0.2bn.

Regulatory developments
Covid-19
The current Covid-19 pandemic has created an unprecedented challenge to the global economy. Governments, central banks and regulatory authorities have responded to this challenge with a number of regulatory measures. The substance of the announcements and the pace of response varies by jurisdiction, but broadly these have included a number of customer support measures, operational capacity measures and amendments to the RWAs, capital and liquidity frameworks.
In the EU, the relief measures have included a package known as the 'CRR Quick Fix' that was enacted in June 2020. The package represents an acceleration of some of the beneficial elements of the amendments to CRR II that were originally scheduled for June 2021, together with other amendments to mitigate the potential volatility in capital ratios arising from the pandemic. The material changes that were finalised in June, include:
●    a resetting of the transitional provisions in relation to recognising IFRS 9 provisions in CET1 capital;
●    the acceleration of the timetable for the changes to the CET1 deduction of software assets so that once the EBA finishes its current consultation on the new methodology, the rules can go live;
●    the CRR II changes to the small and medium-sized enterprises ('SME') supporting factor and the new infrastructure supporting factor; and
●    the CRR II change to the netting in the leverage ratio exposure measure of regular-way purchases and sales.
The PRA has published a statement in response to the package, stating that it will be undertaking a quantitative analysis of the benefits, which will be used to inform its supervisory approach. This will include an assessment of whether further action is necessary in Pillar 2. The accelerated application of the revised SME and infrastructure supporting factors will be implemented by the Group in the second half of 2020.
In addition to the CRR Quick Fix package, there were other changes to the regime in response to the Covid-19 outbreak. These included the enactment by the EU of beneficial changes to the CET1 deduction for prudent valuation adjustments, which will remain in place until 1 January 2021, and the PRA announcing that it is setting all Pillar 2A requirements in 2020 and 2021 as a nominal amount, instead of as a percentage of total RWAs.

The Basel Committee
In December 2017, the Basel Committee ('Basel') published the Basel III Reforms. The package was finalised in July 2020 when Basel published the final revisions to the credit valuation adjustment ('CVA') framework.
In March 2020, Basel announced a one-year delay to the implementation of the package. It is now to be implemented on
1 January 2023, with a five-year transitional provision for the output floor. This floor ensures that, at the end of the transitional period, banks' total RWAs will be no lower than 72.5% of those generated by the standardised approaches. The final standards will need to be transposed into the relevant local law before coming into effect. The EU, the UK and Hong Kong authorities have already indicated that they will apply the new timetable.
There remains a significant degree of uncertainty about the impact of these changes due to the number of national discretions within Basel's reforms and the need for further supporting technical standards to be developed. Furthermore, any impact needs to be viewed in light of the possibility of offsets against Pillar 2, which may arise as shortcomings within Pillar 1 are addressed.

The Capital Requirements Regulation amendments
In June 2019, the EU enacted CRR II. This is the EU's implementation of changes to the own funds regime and to the Financial Stability Board's ('FSB') requirements for total loss-absorbing capacity ('TLAC'), known in the EU as the minimum requirements for own funds and eligible liabilities ('MREL'). CRR II will also implement the first tranche of changes to the EU's legislation to reflect the Basel III Reforms, including the changes to market risk ('FRTB') rules, revisions to the standardised approach for measuring counterparty risk, changes to the equity investments in funds rules and the new leverage ratio rules. The CRR II rules will follow a phased implementation with significant elements entering into force in 2021, in advance of Basel's timeline.

The EU's implementation of the Basel III Reforms
The remaining elements of the Basel III Reforms will be implemented in the EU by a further set of amendments to the Capital Requirements Regulation. In 2019, the European Commission began consulting on its implementation, which will include reforms to the credit and operational risk rules and a new output floor. However, draft legislative text has not yet been published. The EU implementation will be subject to an extensive negotiation process with the EU Council and Parliament. As a result, the final form of the rules remains unclear.

The UK's withdrawal from the EU
The UK left the EU on 31 January 2020. In order to smooth the transition, the UK remains subject to EU law during an implementation period, which will end on 31 December 2020. The PRA has announced its intention that, save for in certain limited circumstances, the changes to the prudential framework arising as a result of the UK's withdrawal will be delayed until 31 March 2022.
In June, Her Majesty's Treasury ('HMT') published an update on the framework to implement future prudential changes in the UK. This will be in the form of a Financial Services Bill in which powers will be delegated to the PRA for detailed rule making. The UK has stated that it intends to implement its own version of CRR II to the same timetable as the EU.
At the same time, HMT published a consultation on the implementation of the amendments to the Bank Recovery and Resolution Directive, the main EU regulation overseeing resolution and MREL standards. It also subsequently published a consultation on aspects of the amendments to the Capital Requirements Directive ('CRD V'). HMT proposes to implement in UK law only those elements of the Bank Recovery and Resolution Directive and CRD V that will be live on 31 December 2020.
In July 2020, the PRA also issued a consultation on implementing parts of CRD V, which includes its requirements for Pillar 2, remuneration and governance. In the autumn, the PRA will consult on the remaining elements of CRD V and the CRR II elements that apply from December 2020.

Other developments
In July 2020, the PRA published its final policy on reducing Pillar 2A to reflect the additional resilience associated with the higher countercyclical capital buffer ('CCyB') in a standard risk environment proposed by the Bank of England's Financial Policy Committee. However, reflecting the reduction of the UK's CCyB to 0% and the fact that the UK's structural CCyB rate set in a standard risk environment has not changed, the PRA introduced a requirement to temporarily increase the PRA buffer to offset some of the reductions in Pillar 2A that firms receive under this proposal. The rules take immediate effect.
Also in July, the PRA published a statement outlining its views on the implications of London interbank offered rate ('Libor') transition for contracts in scope of its resolution-related rules. The EBA also published its final guidelines on the treatment of structural foreign exchange positions, which will apply from
1 January 2022, one year later than originally planned.
On 1 July, the PRA sent a letter to CEOs outlining its expectations of firms in managing climate-related financial risks and advising firms that they must have fully embedded their approaches to managing such risk by the end of 2021.

Risk management response to Covid-19
The first half of 2020 was marked by unprecedented global economic events, leading to banks playing an expanded role to support society and customers. The Covid-19 outbreak and its impact on the global economy have impacted many of our customers' business models and income, requiring significant levels of support from both governments and banks. In response, we have enhanced our approach to the management of risk in this rapidly changing environment.
Throughout the Covid-19 outbreak, we have supported our customers and adapted our operational processes. Our people, processes and systems have responded to the changes needed and increased the workload in serving our customers through this time. To meet the additional challenges, we supplemented our existing approach to risk management with additional tools and practices. We increased our focus on the quality and timeliness of the data used to inform management decisions, through measures such as early warning indicators, prudent active risk management against our risk appetite, and ensuring regular communication with our Board and other key stakeholders. This section sets out how we have managed our key risks resulting from the outbreak and its impacts.

Capital and liquidity management
The management of capital was a key focus in 1H20 to ensure the Group responded to unprecedented customer and capital demands arising from Covid-19 outbreak. All major entities remained in excess of their capital risk appetite.
In response to a written request from the PRA, we cancelled the fourth interim dividend for 2019 of $0.21 per ordinary share. Similar requests were also made to other UK incorporated banking groups. We also announced that until the end of 2020, we will make no quarterly or interim dividend payments or accruals in respect of ordinary shares. We also plan to suspend share buy-backs in respect of ordinary shares in 2020 and 2021.
The reduction of the UK countercyclical buffer rate to 0% was reflected in the Group's risk appetite statement, and together with other regulatory relief, resulted in a reduction to Group CET1 and leverage ratio requirements.
In 1H20, all entities remained within the CET1 risk appetite and the Group continues to maintain the appropriate resources required to adequately support risks to which it is exposed. This has been further informed by additional internal stress tests carried out in response to the Covid-19 outbreak. Capital risk management practices continued to be enhanced across the Group through the capital risk management function, focusing on both adequacy of capital and sufficiency of returns.
The management of liquidity risk was enhanced during 1H20 in response to the Covid-19 pandemic to ensure the Group anticipated, monitored and responded to the impacts both at Group and entity level. Liquidity levels were impacted by drawdown of committed facilities and buy-backs of short-term debt. However, this was offset by an increase in deposits, use of central bank facilities where appropriate and the ability to issue in the short-term markets as they stabilised. As a result of these liability enhancing actions, the Group and all entities have significant surplus liquidity, resulting in heightened liquidity coverage ratios ('LCR') in 1H20.

Prudential valuation adjustment
To achieve the degree of certainty prescribed for prudent valuation, banks must adjust fair valued exposures for valuation uncertainties and deduct the resulting prudent valuation adjustment ('PVA') charge from CET1. Market turmoil caused by the Covid-19 outbreak resulted in a significant increase in asset price dispersion, bid-offer spreads and subsequent hypothetical exit costs, leading to a material increase of the PVA charge in 1Q20 when compared with 4Q19. For 2Q20, the charge materially reduced from bid offer spreads and price dispersion reduction as market volatility reduced, as well as from the application of a higher diversification benefit temporarily permitted by regulators.

Credit risk management
During 1Q20, a number of relief programmes were initiated across the Group in response to the Covid-19 outbreak. These remained in place during the second quarter, with some programmes extended to support our customers where required.
Enhanced model monitoring has been established to detect any trends, shifts in key risk drivers or early performance indicators that could signal that our IRB models are no longer performing as expected. Using the latest available data from May 2020 for our retail models, the monitoring outputs indicate there have been limited impacts on the performance of IRB models as a direct consequence of the outbreak. Within wholesale, the most recent financial data received from customers do not always reflect current business performance during the outbreak, so we apply appropriate levels of judgemental overrides to the model outputs. As better information emerges on the outbreak's impact on the credit quality of loan portfolios and the creditworthiness of groups of borrowers, credit risk evaluations will be modified accordingly. We will continue to monitor the credit risk within our business and take the appropriate mitigating actions to help support our customers and our franchise.
For further details of the customer relief programmes that we are participating in, see page 66 of the Interim Report 2020.

Non-financial risk
As a result of the Covid-19 outbreak, business continuity plans have been implemented successfully. Despite high levels of working from home, the majority of service level agreements are being maintained. We have experienced no major impacts to the supply chain from our third-party service providers. The risk of damage or theft to our physical assets or criminal injury to our employees remains unchanged. No significant incidents have impacted our buildings or staff. Expedited decisions to ensure the continuity of critical customer services are being documented through governance.

Market risk management
We managed market risk prudently in the first half of 2020. Sensitivity exposures remained within appetite as the business pursued its core market-making activity in support of our customers during the pandemic. We have also undertaken hedging activities to protect the business from potential future deterioration in credit conditions. Market risk continued to be managed using a complementary set of exposure measures and limits, including stress and scenario analysis.

Linkage to the Interim Report

Structure of the regulatory group
Assets, liabilities and post-acquisition reserves of subsidiaries engaged in insurance activities are excluded from the regulatory consolidation. Our investments in these insurance subsidiaries are recorded at cost and deducted from CET1 capital, subject to thresholds.
The regulatory consolidation also excludes special purpose entities ('SPEs') where significant risk has been transferred to third parties. Exposures to these SPEs are risk weighted as securitisation positions for regulatory purposes.
Participating interests in banking associates are proportionally consolidated for regulatory purposes by including our share of assets, liabilities, profits and losses, and RWAs in accordance with the PRA's application of EU legislation. Non-participating significant investments along with non-financial associates are deducted from capital, subject to thresholds.
For further explanation of the differences between the accounting and regulatory scope of consolidation and their definition of exposure, see pages 8 to 13 of the Pillar 3 Disclosures at 31 December 2019.

Table 2: Reconciliation of balance sheets - financial accounting to regulatory scope of consolidation
		Accounting balance sheet	Deconsolidation of insurance/ other entities	Consolidation of banking associates	Regulatory balance sheet
	Ref †	$m	$m	$m	$m
Assets
Cash and balances at central banks		249,673	(10)	323	249,986
Items in the course of collection from other banks		6,289	-	-	6,289
Hong Kong Government certificates of indebtedness		39,519	-	-	39,519
Trading assets		208,964	(810)	-	208,154
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss		41,785	(31,488)	535	10,832
- of which: debt securities eligible as tier 2 issued by Group Financial Sector Entities ('FSEs') that are outside the regulatory scope of consolidation	r	-	597	-	597
Derivatives		313,781	(169)	160	313,772
Loans and advances to banks		77,015	(2,071)	1,248	76,192
Loans and advances to customers		1,018,681	(1,074)	12,306	1,029,913
- of which: lending eligible as tier 2 to Group FSEs outside the regulatory scope of consolidation	r	-	411	-	411
expected credit losses on IRB portfolios	h	(10,630)	-	-	(10,630
Reverse repurchase agreements - non-trading		226,345	2,078	161	228,584
Financial investments		494,109	(70,116)	4,625	428,618
- of which: lending eligible as tier 2 to Group FSEs outside the regulatory scope of consolidation	r	-	369	-	369
Capital invested in insurance and other entities		-	2,286	-	2,286
Prepayments, accrued income and other assets		197,425	(6,414)	452	191,463
- of which: retirement benefit assets	j	9,894	-	-	9,894
Current tax assets		821	(69)	14	766
Interests in associates and joint ventures		24,800	(410)	(4,626)	19,764
- of which: positive goodwill on acquisition	e	478	(12)	-	466
Goodwill and intangible assets	e	19,438	(9,651)	1,222	11,009
Deferred tax assets	f	4,153	128	16	4,297
Total assets at 30 Jun 2020		2,922,798	(117,790)	16,436	2,821,444
Liabilities and equity
Hong Kong currency notes in circulation		39,519	-	-	39,519
Deposits by banks		82,715	(29)	624	83,310
Customer accounts		1,532,380	3,432	14,656	1,550,468
Repurchase agreements - non-trading		112,799	-	-	112,799
Items in the course of transmission to other banks		6,296	-	-	6,296
Trading liabilities		79,612	-	-	79,612
Financial liabilities designated at fair value		156,608	(4,396)	-	152,212
- of which: included in tier 2	o, q, i	10,054	-	-	10,054
Derivatives		303,059	72	229	303,360
- of which: debit valuation adjustment	i	138	-	-	138
Debt securities in issue		110,114	(1,611)	-	108,503
Accruals, deferred income and other liabilities		173,181	(2,823)	640	170,998
Current tax liabilities		1,141	(28)	106	1,219
Liabilities under insurance contracts		98,832	(98,832)	-	-
Provisions		3,209	(7)	55	3,257
- of which: credit-related contingent liabilities and contractual commitments on IRB portfolios	h	687	-	-	687
Deferred tax liabilities		4,491	(1,455)	8	3,044
Subordinated liabilities		23,621	1	118	23,740
- of which:
included in tier 1	l, n	1,763	-	-	1,763
included in tier 2	o, q	20,168	-	-	20,168
Total liabilities at 30 Jun 2020		2,727,577	(105,676)	16,436	2,638,337
Equity
Called up share capital	a	10,346	-	-	10,346
Share premium account	a, l	14,268	-	-	14,268
Other equity instruments	k	20,914	-	-	20,914
Other reserves	c, g	(301)	1,888	-	1,587
Retained earnings	b, c	141,809	(12,851)	-	128,958
Total shareholders' equity		187,036	(10,963)	-	176,073
Non-controlling interests	d, m, n, p	8,185	(1,151)	-	7,034
Total equity at 30 Jun 2020		195,221	(12,114)	-	183,107
Total liabilities and equity at 30 Jun 2020		2,922,798	(117,790)	16,436	2,821,444

†     The references (a)-(r) identify balance sheet components that are used in the calculation of regulatory capital in Table 3: Own funds disclosure. This table shows such items at their accounting values, which may be subject to analysis or adjustment in the calculation of regulatory capital shown in Table 3.

Capital and RWAs

Capital management

Approach and policy

Our approach to capital management is driven by our strategic and organisational requirements, taking into account the regulatory, economic and commercial environment. We aim to maintain a strong capital base to support the risks inherent in our business and invest in accordance with our strategy, meeting both consolidated and local regulatory capital requirements at all times.

Our capital management process culminates in the annual Group capital plan, which is approved by the Board. HSBC Holdings is the primary provider of equity capital to its subsidiaries and also provides them with non-equity and loss-absorbing capital where necessary. These investments are substantially funded by HSBC Holdings' issuance of equity and non-equity capital and by profit retention. As part of its capital management process, HSBC

Holdings seeks to maintain a balance between the composition of its capital and its investment in subsidiaries, including management of double leverage.

The main features of capital securities issued by the Group, categorised as tier 1 ('T1') capital and tier 2 ('T2') capital, are set out on the HSBC website, www.hsbc.com.

The values disclosed are the IFRS balance sheet carrying amounts, not the amounts that these securities contribute to regulatory capital. For example, the IFRS accounting and the regulatory treatments differ in their approaches to issuance costs, regulatory amortisation and regulatory eligibility limits prescribed by the relevant regulatory legislation.

A list of the main features of our capital instruments, in accordance with Annex III of Commission Implementing Regulation 1423/2013, is also published on our website. This is in addition to the full terms and conditions of our securities, also available on our website.

For further details on our management of capital, see page 77 of the Interim Report 2020.

Own funds

Table 3: Own funds disclosure
			At
			30 Jun	31 Dec
			2020	2019
		Ref †	$m	$m
	Common equity tier 1 ('CET1') capital: instruments and reserves
1	Capital instruments and the related share premium accounts		23,209	22,873
	- ordinary shares	a	23,209	22,873
2	Retained earnings	b	127,989	127,188
3	Accumulated other comprehensive income (and other reserves)	c	2,594	1,735
5	Minority interests (amount allowed in consolidated CET1)	d	4,036	4,865
5a	Independently reviewed interim net profits net of any foreseeable charge or dividend	b	1,729	(3,381
6	Common equity tier 1 capital before regulatory adjustments		159,557	153,280
	Common equity tier 1 capital: regulatory adjustments
7	Additional value adjustments1		(1,162	(1,327
8	Intangible assets (net of related deferred tax liability)	e	(11,181	(12,372
10	Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)	f	(1,505	(1,281
11	Fair value reserves related to gains or losses on cash flow hedges	g	(426	(41
12	Negative amounts resulting from the calculation of expected loss amounts	h	(1,191	(2,424
14	Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	i	5	2,450
15	Defined-benefit pension fund assets	j	(7,409	(6,351
16	Direct and indirect holdings of own CET1 instruments2		(40	(40
19	Direct, indirect and synthetic holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10% threshold and net of eligible short positions)3		(8,202	(7,928
28	Total regulatory adjustments to common equity tier 1		(31,111	(29,314
29	Common equity tier 1 capital		128,446	123,966
	Additional tier 1 ('AT1') capital: instruments
30	Capital instruments and the related share premium accounts		20,914	20,871
31	- classified as equity under IFRSs	k	20,914	20,871
33	Amount of qualifying items and the related share premium accounts subject to phase out from AT1	l	2,305	2,305
34	Qualifying tier 1 capital included in consolidated AT1 capital (including minority interests not included in CET1) issued by subsidiaries and held by third parties	m, n	872	1,277
35	- of which: instruments issued by subsidiaries subject to phase out	m	812	1,218
36	Additional tier 1 capital before regulatory adjustments		24,091	24,453
	Additional tier 1 capital: regulatory adjustments
37	Direct and indirect holdings of own AT1 instruments2		(60	(60
43	Total regulatory adjustments to additional tier 1 capital		(60	(60
44	Additional tier 1 capital		24,031	24,393
45	Tier 1 capital (T1 = CET1 + AT1)		152,477	148,359

Table 3: Own funds disclosure (continued)
			At
			30 Jun	31 Dec
			2020	2019
		Ref †	$m	$m
	Tier 2 capital: instruments and provisions
46	Capital instruments and the related share premium accounts	o	21,338	20,525
	- of which: instruments grandfathered under CRR II		7,572	7,067
48	Qualifying own funds instruments included in consolidated T2 capital (including minority interests and AT1 instruments not included in CET1 or AT1) issued by subsidiaries and held by third parties	p, q	4,843	4,667
49	- of row 48: instruments issued by subsidiaries subject to phase out	q	2,172	2,251
	- of row 48: instruments issued by subsidiaries grandfathered under CRR II		1,500	1,452
51	Tier 2 capital before regulatory adjustments		26,181	25,192
	Tier 2 capital: regulatory adjustments
52	Direct and indirect holdings of own T2 instruments		(40	(40
55	Direct and indirect holdings by the institution of the T2 instruments and subordinated loans of financial sector entities where the institution has a significant investment in those entities (net of eligible short positions)	r	(1,376	(1,361
57	Total regulatory adjustments to tier 2 capital		(1,416	(1,401
58	Tier 2 capital		24,765	23,791
59	Total capital (TC = T1 + T2)		177,242	172,150
60	Total risk-weighted assets		854,552	843,395
	Capital ratios and buffers
61	Common equity tier 1		15.0%	14.7%
62	Tier 1		17.8%	17.6%
63	Total capital		20.7%	20.4%
64	Institution specific buffer requirement		4.70%	5.11%
65	- capital conservation buffer requirement		2.50%	2.50%
66	- countercyclical buffer requirement		0.20%	0.61%
67a	- Global Systemically Important Institution ('G-SII') buffer		2.00%	2.00%
68	Common equity tier 1 available to meet buffers		8.8%	8.5%
	Amounts below the threshold for deduction (before risk weighting)
72	Direct and indirect holdings of the capital of financial sector entities where the institution does not have a significant investment in those entities (amount below 10% threshold and net of eligible short positions)		2,425	2,938
73	Direct and indirect holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities (amount below 10% threshold and net of eligible short positions)		13,556	13,189
75	Deferred tax assets arising from temporary differences (amount below 10% threshold, net of related tax liability)		3,915	4,529
	Applicable caps on the inclusion of provisions in tier 2
77	Cap on inclusion of credit risk adjustments in T2 under standardised approach		2,035	2,163
79	Cap for inclusion of credit risk adjustments in T2 under IRB approach		3,233	3,128
	Capital instruments subject to phase out arrangements (only applicable between 1 Jan 2013 and 1 Jan 2022)
82	Current cap on AT1 instruments subject to phase out arrangements		3,461	5,191
83	Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities)		51	122
84	Current cap on T2 instruments subject to phase out arrangements		1,825	2,737

†     The references (a)-(r) identify balance sheet components in Table 2: Reconciliation of balance sheets - financial accounting to regulatory scope of consolidation which is used in the calculation of regulatory capital. This table shows how they contribute to the regulatory capital calculation. Their contribution may differ from their accounting value in Table 2 as a result of adjustment or analysis to apply regulatory definitions of capital.
1     Additional value adjustments are deducted from CET1. These are calculated on assets measured at fair value.
2     The deduction for holdings of own CET1, T1 and T2 instruments is set by the PRA.
3     The threshold deduction for significant investments relates to balances recorded on numerous lines on the balance sheet and includes: investments in insurance subsidiaries and non-consolidated associates, other CET1 equity held in financial institutions, and connected funding of a capital nature etc.

At 30 June 2020, our common equity tier 1 ('CET1') capital ratio increased to 15.0% from 14.7% at 31 December 2019.

CET1 capital increased in 1H20 by $4.5bn, mainly as a result of:

●    the cancellation of the 4Q19 unpaid dividend of $3.4bn at the PRA's request;

●    a $1.8bn increase as a result of lower deductions for excess expected loss. ECL against IRB exposures rose by $4.3bn compared with 31 December 2019, while regulatory expected losses rose by $2.5bn;

●    capital generation of $1.7bn through profits, net of dividends relating to other equity instruments; and

●    a $1.5bn increase in the fair value through other comprehensive income reserve.

These increases were partly offset by:

●     foreign currency translation differences of $3.7bn; and

●    a $0.8bn fall in allowable non-controlling interests in CET1. This partly reflected the acquisition in May 2020 of additional shares representing 18.66% of the capital of HSBC Trinkaus & Burkhardt AG from Landesbank Baden-Württemberg, the principal minority shareholder.

At 30 June 2020, our Pillar 2A requirement was $26.3bn,  equivalent to 3.1% of RWAs. Of this, 1.7% was met by CET1. Pillar 2A requirements are set by the PRA as part of our total capital requirement.

Leverage ratio

The risk of excessive leverage is managed as part of HSBC's global risk appetite framework and monitored using a leverage ratio metric within our risk appetite statement ('RAS'). The RAS articulates the aggregate level and types of risk that HSBC is willing to accept in its business activities in order to achieve its strategic business objectives.

The RAS is monitored via the risk appetite profile report, which includes comparisons of actual performance against the risk appetite and tolerance thresholds assigned to each metric. This is to ensure that any excessive risk is highlighted, assessed and mitigated appropriately. The risk appetite profile report is presented monthly to the Risk Management Meeting of the Group Management Board and the Group Risk Committee.

Our approach to risk appetite is described on page 73 of the Annual Report and Accounts 2019.

Table 4: Leverage ratio common disclosure ('LRCom')
			At
			30 Jun	31 Dec
			2020	2019
		Footnotes	$bn	$bn
	On-balance sheet exposures (excluding derivatives and SFTs)
1	On-balance sheet items (excluding derivatives, SFTs and fiduciary assets, but including collateral)		2,232.1	2,119.1
2	(Asset amounts deducted in determining tier 1 capital)		(29.6	(30.5
3	Total on-balance sheet exposures (excluding derivatives, SFTs and fiduciary assets)		2,202.5	2,088.6
	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)		85.4	53.5
5	Add-on amounts for potential future exposure associated with all derivatives transactions (mark-to-market method)		146.3	162.1
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to IFRSs		13.3	8.3
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)		(58.5	(43.1
8	(Exempted central counterparty ('CCP') leg of client-cleared trade exposures)		(80.3	(53.2
9	Adjusted effective notional amount of written credit derivatives		153.6	159.4
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)		(147.1	(150.4
11	Total derivative exposures		112.7	136.6
	Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sales accounting transactions		483.0	451.0
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)		(228.3	(196.1
14	Counterparty credit risk exposure for SFT assets		10.7	10.7
16	Total securities financing transaction exposures		265.4	265.6
	Other off-balance sheet exposures
17	Off-balance sheet exposures at gross notional amount		859.9	865.5
18	(Adjustments for conversion to credit equivalent amounts)		(639.1	(629.8
19	Total off-balance sheet exposures		220.8	235.7
	Capital and total exposures
20	Tier 1 capital	1	149.4	144.8
21	Total leverage ratio exposure		2,801.4	2,726.5
22	Leverage ratio (%)	1	5.3	5.3
EU-23	Choice of transitional arrangements for the definition of the capital measure		Fully phased-in	Fully phased-in

1     Leverage ratio is calculated using the CRR II end point basis for capital.

Table 5: Summary reconciliation of accounting assets and leverage ratio exposures ('LRSum')
		At
		30 Jun	31 Dec
		2020	2019
		$bn	$bn
1	Total assets as per published financial statements	2,922.8	2,715.2
	Adjustments for:
2	- entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	(101.4	(101.2
4	- derivative financial instruments	(201.0	(106.4
5	- SFTs	12.2	2.8
6	- off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	220.8	235.7
7	- other	(52.0	(19.6
8	Total leverage ratio exposure	2,801.4	2,726.5

Table 6: Leverage ratio - Split of on-balance sheet exposures (excluding derivatives, SFTs and exempted exposures) ('LRSpl')
		At
		30 Jun	31 Dec
		2020	2019
		$bn	$bn
EU-1	Total on-balance sheet exposures (excluding derivatives, SFTs and exempted exposures)	2,173.6	2,076.0
EU-2	- trading book exposures	181.2	230.8
EU-3	- banking book exposures	1,992.4	1,845.2
	'banking book exposures' comprises:
EU-4	covered bonds	2.6	2.6
EU-5	exposures treated as sovereigns	682.3	539.3
EU-6	exposures to regional governments, multilateral development banks, international organisations and public sector entities not treated as sovereigns	8.8	9.4
EU-7	institutions	66.3	59.3
EU-8	secured by mortgages of immovable properties	342.9	330.4
EU-9	retail exposures	83.6	106.2
EU-10	corporate	589.8	603.2
EU-11	exposures in default	12.7	9.9
EU-12	other exposures (e.g. equity, securitisations and other non-credit obligation assets)	203.4	184.9

Capital buffers

Our geographical breakdown and institution-specific countercyclical capital buffer ('CCyB') disclosure and G-SIB Indicators Disclosure are published annually on the HSBC website, www.hsbc.com.

Pillar 1 minimum capital requirements and RWA flow

Pillar 1 covers the minimum capital resource requirements for credit risk, counterparty credit risk ('CCR'), equity, securitisation, market risk and operational risk. These requirements are expressed in terms of RWAs.

Credit risk
The Basel Committee's framework applies three approaches of increasing sophistication to the calculation of Pillar 1 credit risk capital requirements. The most basic level, the standardised approach, requires banks to use external credit ratings to determine the risk weightings applied to rated counterparties. Other counterparties are grouped into broad categories and standardised risk weightings are applied to these categories. The next level, the foundation IRB ('FIRB') approach, allows banks to calculate their credit risk capital requirements on the basis of their internal assessment of a counterparty's probability of default ('PD'), but subjects their quantified estimates of exposure at default ('EAD') and loss given default ('LGD') to standard supervisory parameters. Finally, the advanced IRB ('AIRB') approach allows banks to use their own internal assessment in both determining PD and quantifying EAD and LGD.

For consolidated Group reporting, we have adopted the AIRB approach for the majority of our business.
Some portfolios remain on the standardised or FIRB approaches:
●   pending the issuance of local regulations or model approval;
●   following supervisory prescription of a non-advanced approach; or
●   under exemptions from IRB treatment.

Counterparty credit risk
Four approaches to calculating CCR and determining exposure values are defined by the Basel Committee: mark-to-market, original exposure, standardised and internal model method ('IMM'). These exposure values are used to determine capital requirements under one of the credit risk approaches: standardised, FIRB or AIRB.

We use the mark-to-market and IMM approaches for CCR. Details of the IMM permission we have received from the PRA can be found in the Financial Services Register on the PRA website. Our aim is to increase the proportion of positions on IMM over time.

Equity	For the non-trading book, equity exposures can be assessed under standardised or IRB approaches.	For Group reporting purposes, all non-trading book equity exposures are treated under the standardised approach.
Securitisation
On 1 January 2019, the new securitisation framework came into force in the EU for new transactions. This framework prescribes the following approaches:
●   internal ratings-based approach ('SEC-IRBA');
●   standardised approach ('SEC-SA');
●   external ratings-based approach ('SEC-ERBA'); and
●   internal assessment approach ('IAA').
From 1 January 2020, all transactions were subject to the new framework.

Under the new framework:
●   Our originated positions are reported under SEC-IRBA.
●   Our positions in the sponsored Solitaire programme and our investment in third-party positions are reported under SEC-SA and SEC-ERBA.
●   Our sponsored positions in Regency are reported under IAA. Our IAA approach is audited annually by internal model review and is subject to review by the PRA.

Market risk
Market risk capital requirements can be determined under either the standard rules or the internal models approach ('IMA'). The latter involves the use of internal value at risk ('VaR') models to measure market risks and determine the appropriate capital requirement.
In addition to the VaR models, other internal models include stressed VaR ('SVaR'), incremental risk charge ('IRC') and comprehensive risk measure.

The market risk capital requirement is measured using internal market risk models, where approved by the PRA, or under the standard rules. Our internal market risk models comprise VaR, stressed VaR and IRC. Non-proprietary details of the scope of our IMA permission are available in the Financial Services Register on the PRA website. We are in compliance with the requirements set out in articles 104 and 105 of the Capital Requirements Regulation.

Operational risk	The Basel Committee allows firms to calculate their operational risk capital requirement under the basic indicator approach, the standardised approach or the advanced measurement approach.	We currently use the standardised approach in determining our operational risk capital requirement. We have in place an operational risk model that is used for economic capital calculation purposes.

Table 7: Overview of RWAs ('OV1')
			At
			30 Jun	31 Mar	30 Jun
			2020	2020	2020
			RWAs	RWAs	Capital requirements
		Footnotes	$bn	$bn	$bn
1	Credit risk (excluding counterparty credit risk)		632.6	631.9	50.6
2	- standardised approach		116.8	119.9	9.3
3	- foundation IRB approach		103.9	101.2	8.3
4	- advanced IRB approach		411.9	410.8	33.0
6	Counterparty credit risk		43.1	47.3	3.4
7	- mark-to-market		20.6	23.2	1.6
10	- internal model method		18.3	20.0	1.5
11	- risk exposure amount for contributions to the default fund of a central counterparty		0.5	0.6	-
12	- credit valuation adjustment		3.7	3.5	0.3
13	Settlement risk		-	0.2	-
14	Securitisation exposures in the non-trading book		10.4	10.4	0.8
14a	- internal ratings-based approach ('SEC-IRBA')		1.8	1.8	0.1
14b	- external ratings-based approach ('SEC-ERBA')		3.9	3.6	0.3
14c	- internal assessment approach ('IAA')		2.3	2.5	0.2
14d	- standardised approach ('SEC-SA')		2.4	2.5	0.2
19	Market risk		35.2	34.8	2.8
20	- standardised approach		8.4	8.8	0.7
21	- internal models approach		26.8	26.0	2.1
23	Operational risk		89.6	89.2	7.2
25	- standardised approach		89.6	89.2	7.2
27	Amounts below the thresholds for deduction (subject to 250% risk weight)		43.7	43.3	3.5
29	Total		854.6	857.1	68.3

Credit risk, including amounts below the thresholds for deduction
Credit risk RWAs increased by $1.1bn in 2Q20. This included a $11.7bn fall in asset size attributable to repayments and management initiatives, largely offset by an increase in RWAs due to changes in asset quality of $11.6bn. Asset quality movements reflected significant credit migration, largely in North America, Europe and Asia. A $3.9bn increase in RWAs due to foreign currency exchange differences was partly offset by a decrease due to methodology and policy changes of $3.3bn, mainly due to risk parameter refinements.

Counterparty credit risk
The $4.0bn decrease in counterparty credit risk RWAs was primarily due to management initiatives, lower market volatility and trade maturities.

Market risk
The $0.4bn increase in market risk RWAs included a $3.5bn increase from asset size movements largely due to market volatility, partly offset by management initiatives. This was largely offset by a $2.1bn decrease due to methodology and policy changes, mostly in the calculation of foreign exchange risk, and a $1.0bn fall due to model updates from a temporary adjustment to the calculation of risks not in VaR.

Table 8: RWA flow statements of credit risk exposures under IRB¹ ('CR8')
		RWAs	Capital requirements
		$bn	$bn
1	RWAs at 1 Apr 2020	512.0	41.0
2	Asset size	(10.2	(0.8
3	Asset quality	11.4	0.8
4	Model updates	0.8	0.1
5	Methodology and policy	(1.4	(0.1
7	Foreign exchange movements	3.2	0.3
9	RWAs at 30 Jun 2020	515.8	41.3

1     Securitisation positions are not included in this table.

IRB RWAs increased by $3.8bn in 2Q20, including a rise of $3.2bn due to foreign currency translation differences. The remaining increase of $0.6bn was mostly from a $11.4bn RWA rise due to asset quality movements, reflecting an increase in credit migration in North America, Europe and Asia. This was partly offset by a fallfrom asset size movements of $10.2bn due to customer repayments and active portfolio management in the same regions. A $1.4bn fall in RWAs from methodology and policy was largely due to risk parameter refinements, and a $0.8bn increase from model updates included changes to global corporate models.

Table 9: RWA flow statements of CCR exposures under IMM ('CCR7')
		RWAs	Capital requirements
		$bn	$bn
1	RWAs at 1 Apr 2020	22.9	1.8
2	Asset size	(1.6	(0.1
3	Asset quality	0.4	-
5	Methodology and policy	(0.3	-
9	RWAs at 30 Jun 2020	21.4	1.7

IMM RWAs fell by $1.5bn in 2Q20 predominantly due to management initiatives and a fall in mark-to-market as a result of lower market volatility.

Table 10: RWA flow statements of market risk exposures under IMA ('MR2-B')
		VaR	Stressed VaR	IRC	Other	Total RWAs	Total capital requirements
		$bn	$bn	$bn	$bn	$bn	$bn
1	RWAs at 1 Apr 2020	5.8	8.6	9.2	2.4	26.0	2.1
2	Movement in risk levels	1.9	2.3	(2.1	-	2.1	0.1
3	Model updates/changes	(0.4	(0.6	-	-	(1.0	(0.1
4	Methodology and policy	-	-	-	(0.3	(0.3	-
8	RWAs at 30 Jun 2020	7.3	10.3	7.1	2.1	26.8	2.1

RWAs under IMA increased by $0.8bn in 2Q20 due to a $2.1bn increase in risk levels, largely offset by a $1.0bn fall due to model updates from a temporary adjustment to the calculation of risks not in VaR. The increase in risk levels reflected heightened market volatility, partly offset by management initiatives and a $2.1bn fall in IRC RWAs following a reduction in exposures.

Minimum requirement for own funds and eligible liabilities

A requirement for total loss-absorbing capacity ('TLAC'), as defined in the final standards adopted by the Financial Stability Board, came into effect on 1 January 2019. In the EU, TLAC requirements were implemented via CRR II, which came into force in June 2019 and includes a new framework on minimum requirement for own funds and eligible liabilities ('MREL').

MREL includes own funds and liabilities that can be written down or converted into capital resources in order to absorb losses or recapitalise a bank in the event of its failure. The new framework is complemented with new disclosure requirements. As the specific EU format for disclosure is yet to be agreed, the disclosures are based on the formats provided in the Basel Committee Standards for Pillar 3 disclosures requirements.

The preferred resolution strategy for the Group, as confirmed by the BoE, is a multiple point of entry ('MPE') strategy - allowing each individual resolution group to be resolved by its respective local resolution authority. Aligned with this strategy, the Group issues TLAC to the market from HSBC Holdings only, and then downstreams the proceeds to its subsidiaries as necessary and in accordance with requirements set by our regulators. This approach gives host authorities the option to recapitalise local subsidiaries through the write-down of internal TLAC resources, with the BoE applying bail-in powers at the HSBC Holdings level where necessary and subsequently conducting any necessary restructuring and separation of the Group in coordination with host authorities.

In line with the existing structure and business model of the Group, we have three resolution groups. There are some smaller entities that fall outside of the resolution groups, and can be separately resolved.

The table below lists the resolution groups, the related resolution entities and their material subsidiaries subject to TLAC requirements as currently agreed with the BoE.

The external MREL requirement for the Group as a whole is currently the highest of:

●    16% of the Group's consolidated RWAs;

●    6% of the Group's consolidated leverage exposure; and

●    the sum of all loss-absorbing capacity requirements and other capital requirements relating to Group entities or sub-groups.

The indicative, external MREL requirements applying to the Group from 2020 to 2021 follow the same calibration. The indicative, external MREL requirement applicable in 2022 is expected to be the highest of:

●    18% of the Group's consolidated RWAs;

●    6.75% of the Group's consolidated leverage exposure; and

●    the sum of all loss-absorbing capacity requirements and other capital requirements relating to other Group entities or sub-groups.

These indicative requirements remain subject to the BoE MREL recalibration as part of setting the 2021 requirements, based on BoE deliberation in 2020.

Further details of our approach to capital management can be found in  'Capital risk management' on page 77 of the Interim Report 2020.

European resolution group	HSBC Holdings plc	HSBC UK Holdings Limited
HSBC Bank plc
HSBC UK Bank plc
HSBC France
Asian resolution group	HSBC Asia Holdings Limited	The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
US resolution group	HSBC North America Holdings Inc	N/A

The tables below summarise the key metrics for the Group's three resolution groups.

Table 11.i: Key metrics of the European resolution group¹ ('KM2')
		At
		30 Jun	31 Mar	31 Dec	30 Sep	30 Jun
		2020	2020	2019	2019	2019
1	Total loss absorbing capacity ('TLAC') available ($bn)	94.3	98.5	94.6	95.5	97.3
1a	Fully loaded ECL accounting model TLAC available ($bn)	94.2	98.4	94.4	95.3	97.1
2	Total RWA at the level of the resolution group ($bn)	295.7	299.6	297.4	316.8	321.1
3	TLAC as a percentage of RWA (row1/row2) (%)	31.9	32.9	31.8	30.1	30.3
3a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model RWA (%)	31.9	32.8	31.8	30.1	30.2
4	Leverage exposure measure at the level of the resolution group ($bn)	1,166	1,163	1,167	1,133	1,176
5	TLAC as a percentage of leverage exposure measure (row1/row4) (%)	8.1	8.5	8.1	8.4	8.3
5a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model Leverage exposure measure (%)	8.1	8.5	8.1	8.4	8.3
6a	Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No	No	No	No	No
6b	Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No	No	No	No	No
6c
If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognised as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognised as external TLAC if no cap was applied (%)

		N/A	N/A	N/A	N/A	N/A

Footnotes can be found at the end of the table.

Table 11.ii: Key metrics of the Asian resolution group² ('KM2')
		At
		30 Jun	31 Mar	31 Dec	30 Sep	30 Jun
		2020	2020	2019	2019	2019
1	Total loss absorbing capacity ('TLAC') available ($bn)	99.8	96.0	98.8	97.2	97.0
1a	Fully loaded ECL accounting model TLAC available ($bn)	99.8	96.0	98.8	97.2	97.0
2	Total RWA at the level of the resolution group ($bn)	379.7	374.8	366.1	370.6	371.1
3	TLAC as a percentage of RWA (row1/row2) (%)	26.3	25.6	27.0	26.2	26.1
3a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model RWA (%)	26.3	25.6	27.0	26.2	26.1
4	Leverage exposure measure at the level of the resolution group ($bn)	1,092	1,055	1,036	1,025	1,041
5	TLAC as a percentage of leverage exposure measure (row1/row4) (%)	9.1	9.1	9.5	9.5	9.3
5a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model Leverage exposure measure (%)	9.1	9.1	9.5	9.5	9.3
6a	Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No	No	No	No	No
6b	Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No	No	No	No	No
6c
If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognised as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognised as external TLAC if no cap was applied (%)

		N/A	N/A	N/A	N/A	N/A

Footnotes can be found at the end of the table.

Table 11.iii: Key metrics of the US resolution group³ ('KM2')
		At
		30 Jun	31 Mar	31 Dec	30 Sep	30 Jun
		2020	2020	2019	2019	2019
1	Total loss absorbing capacity ('TLAC') available ($bn)	30.4	30.5	29.8	30.2	31.7
1a	Fully loaded ECL accounting model TLAC available ($bn)	30.3	30.4	N/A	N/A	N/A
2	Total RWA at the level of the resolution group ($m)	127.2	140.4	128.7	139.0	140.8
3	TLAC as a percentage of RWA (row1/row2) (%)	23.9	21.7	23.2	21.7	22.5
3a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model RWA (%)	23.8	21.7	N/A	N/A	N/A
4	Leverage exposure measure at the level of the resolution group ($bn)	306	367	332	373	363
5	TLAC as a percentage of leverage exposure measure (row1/row4) (%)	9.9	8.3	9.0	8.1	8.8
5a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model Leverage exposure measure (%)	N/A	N/A	N/A	N/A	N/A
6a	Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No	No	No	No	No
6b	Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No	No	No	No	No
6c
If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognised as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognised as external TLAC if no cap was applied (%)

		N/A	N/A	N/A	N/A	N/A

1     The European resolution group reports in accordance with the applicable provisions of the Capital Requirements Regulation as amended by

CRR II. Unless otherwise stated, all figures are calculated using the EU's regulatory transitional arrangements for IFRS 9 in article 473a of the Capital Requirements Regulation.
2     Reporting for the Asian resolution group follows the Hong Kong Monetary Authority regulatory rules. IFRS 9 has been implemented but no regulatory transitional arrangements apply.
3     Reporting for the US resolution group is prepared in accordance with local regulatory rules. The US accounting standard for current expected credit losses ('CECL') became effective in 2020. On 31 March 2020, in response to the Covid-19 outbreak, the federal banking agencies issued an interim final rule that provides the option to transition regulatory capital impacts of the new CECL accounting standard over a five-year period. HSBC North America Holdings Inc. has adopted this option. Leverage exposure and ratio are calculated under the US supplementary leverage ratio ('SLR') rules. On 15 May 2020, in response to the continuing economic impact of Covid-19, the US agencies also issued an interim final rule that allows US banks to temporarily exclude on-balance sheet US Treasury securities and deposits held at the Federal Reserve from the SLR denominator until 31 March 2021.

As the Bank of England framework includes requirements set on the basis of the Group consolidated position, we present data for both the consolidated Group and the resolution groups in the table below. The difference between Group CET1 and the aggregate of resolution groups' CET1 is driven by entities that fall outside of the resolution groups and by differences in regulatory frameworks.
Table 12: TLAC composition ('TLAC1')
			At 30 Jun 2020				At 31 Dec 2019
		Group1	Resolution group			Group1	Resolution group
			European1	Asian2	US3		European1	Asian2	US3
	Regulatory capital elements of TLAC and adjustments ($bn)
	Common equity tier 1 capital before adjustments	128.4	114.2	63.5	17.4	124.0	110.2	63.2	16.8
	Deduction of CET1 exposures between MPE resolution groups and other group entities	-	100.4		-	-	100.0	-	-
1	Common equity tier 1 capital ('CET1')	128.4	13.8	63.5	17.4	124.0	10.2	63.2	16.8
2	Additional tier 1 capital ('AT1') before TLAC adjustments	24.0	23.5	5.9	2.2	24.4	23.5	5.8	2.2
4	Other adjustments	-	6.7	-	-	-	6.7	-	-
5	AT1 instruments eligible under the TLAC framework (row 2 minus row 3 minus row 4)	24.0	16.8	5.9	2.2	24.4	16.8	5.8	2.2
6	Tier 2 capital ('T2') before TLAC adjustments	24.8	25.3	7.7	5.8	23.8	25.0	7.9	4.6
7	Amortised portion of T2 instruments where remaining maturity > 1 year	0.8	0.7	-	-	0.6	0.6	-	-
8	T2 capital ineligible as TLAC as issued out of subsidiaries to third parties	-	-	0.4	-	-	-	0.4	-
9	Other adjustments	0.1	8.4	-	3.0	0.2	8.1	-	1.8
10	T2 instruments eligible under the TLAC framework (row 6 plus row 7 minus row 8 minus row 9)	25.5	17.6	7.3	2.9	24.2	17.5	7.5	2.8
11	TLAC arising from regulatory capital	177.9	48.2	76.6	22.4	172.6	44.5	76.5	21.8
	Non-regulatory capital elements of TLAC ($bn)
12	External TLAC instruments issued directly by the bank and subordinated to excluded liabilities	77.5	46.1	23.2	8.0	81.2	50.1	22.3	8.0
17	TLAC arising from non-regulatory capital instruments before adjustments	77.5	46.1	23.2	8.0	81.2	50.1	22.3	8.0
	Non-regulatory capital elements of TLAC: adjustments ($bn)
18	TLAC before deductions	255.4	94.3	99.8	30.4	253.8	94.6	98.8	29.8
20	Deduction of investments in own other TLAC liabilities	-	-	-	-	0.1	-	-	-
22	TLAC after deductions (row 18 minus row 19 minus row 20 minus row 21)	255.4	94.3	99.8	30.4	253.7	94.6	98.8	29.8
	Risk-weighted assets and leverage exposure measure for TLAC purposes ($bn)
23	Total risk-weighted assets	854.6	295.7	379.7	127.2	843.4	297.4	366.1	128.7
24	Leverage exposure measure	2,801.4	1,166.3	1,092.4	306.0	2,726.5	1,166.6	1,036.2	331.9
	TLAC ratios and buffers (%)
25	TLAC (as a percentage of risk-weighted assets)	29.9%	31.9%	26.3%	23.9%	30.1%	31.8%	27.0%	23.2%
26	TLAC (as a percentage of leverage exposure)	9.1%	8.1%	9.1%	9.9%	9.3%	8.1%	9.5%	9.0%
27	CET1 (as a percentage of risk-weighted assets) available after meeting the resolution group's minimum capital and TLAC requirements4	8.8%	N/A	N/A	5.9%	8.5%	N/A	N/A	5.2%
28	Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher loss absorbency requirement, expressed as a percentage of risk-weighted assets)	4.7%	N/A	N/A	2.5%	5.1%	N/A	N/A	2.5%
29	- Of which: capital conservation buffer requirement	2.5%	N/A	N/A	2.5%	2.5%	N/A	N/A	2.5%
30	- Of which: bank specific countercyclical buffer requirement	0.2%	N/A	N/A	N/A	0.6%	N/A	N/A	N/A
31	- Of which: higher loss absorbency (G-SIB) requirement	2.0%	N/A	N/A	N/A	2.0%	N/A	N/A	N/A

1     The European resolution group reports in accordance with the applicable provisions of the Capital Requirements Regulation as amended by

CRR II. Unless otherwise stated, all figures are calculated using the EU's regulatory transitional arrangements for IFRS 9 in article 473a of the Capital Requirements Regulation.
2     Reporting for the Asian resolution group follows the Hong Kong Monetary Authority regulatory rules. IFRS 9 has been implemented but no regulatory transitional arrangements apply.
3     Reporting for the US resolution group is prepared in accordance with local regulatory rules. The US accounting standard for current expected credit losses ('CECL') became effective in 2020. On 31 March 2020, in response to the Covid-19 outbreak, the federal banking agencies issued an interim final rule that provides the option to transition regulatory capital impacts of the new CECL accounting standard over a five-year period. HSBC North America Holdings Inc. has adopted this option. Leverage exposure and ratio are calculated under the US supplementary leverage ratio rules.
4     For the Group, minimum capital requirement is defined as the sum of Pillar 1 and Pillar 2A capital requirements set by the PRA. The minimum requirements represent the total capital requirement to be met by CET1.

Creditor ranking at legal entity level

The following tables present information regarding the ranking of creditors in the liability structure of legal entities at 30 June 2020. The tables present the ranking of creditors of HSBC Holdings plc, its resolution entities, and their material sub-group entities. Nominal values are disclosed.

The main features of capital instruments disclosure for the Group, Asia and US resolution groups is published on our website, www.hsbc.com/investors/fixed-income-investors/regulatory-capital-securities.

European resolution group

The European resolution group comprises HSBC Holdings plc, the designated resolution entity, together with its material operating entities - namely HSBC Bank plc and its subsidiaries, and HSBC UK Bank plc and its subsidiaries. The following tables present information regarding the ranking of creditors of HSBC Holdings plc, HSBC Bank plc and HSBC UK Bank plc.

Table 13: HSBC Holdings plc creditor ranking ('TLAC3')
			Creditor ranking ($m)				Sum of1 to 4
			1	2	3	4
		Footnotes	(most junior)			(most senior)
1	Description of creditor ranking		Ordinary shares1	Preference shares and AT1 instruments	Subordinated notes	Senior notes and other pari passu liabilities
2	Total capital and liabilities net of credit risk mitigation		10,346	21,993	20,553	81,527	134,419
3	- of row 2 that are excluded liabilities	2	-	-	-	6,870	6,870
4	Total capital and liabilities less excluded liabilities (row 2 minus row 3)		10,346	21,993	20,553	74,657	127,549
5	- of row 4 that are potentially eligible as TLAC		10,346	21,993	20,553	73,406	126,298
6	- of row 5 with 1 year ≤ residual maturity < 2 years		-	-	-	12,555	12,555
7	- of row 5 with 2 years ≤ residual maturity < 5 years		-	-	3,683	24,252	27,935
8	- of row 5 with 5 years ≤ residual maturity < 10 years		-	-	5,725	32,349	38,074
9	- of row 5 with residual maturity ≥ 10 years, but excluding perpetual securities		-	-	10,245	4,250	14,495
10	- of row 5 that are perpetual securities		10,346	21,993	900	-	33,239

1     Excludes the value of share premium and reserves attributable to ordinary shareholders.
2     Excluded liabilities are defined in CRR II Article 72a (2). The balance mainly relates to TLAC eligible liabilities maturing within one year and accruals for service company recharges.

Table 14: HSBC UK Bank plc creditor ranking ('TLAC2')
			Creditor ranking ($m)				Sum of 1 to 4
			1	2	3	4
		Footnotes	(most junior)			(most senior)
1	Is the resolution entity the creditor/investor?	1	No	No	No	No
2	Description of creditor ranking		Ordinary shares2	AT1 instruments	Subordinated loans	Senior subordinated loans
3	Total capital and liabilities net of credit risk mitigation		-	2,707	3,676	8,241	14,624
4	- of row 3 that are excluded liabilities		-	-	-	-	-
5	Total capital and liabilities less excluded liabilities (row 3 minus row 4)		-	2,707	3,676	8,241	14,624
6	- of row 5 that are eligible as TLAC		-	2,707	3,676	8,241	14,624
7	- of row 6 with 1 year ≤ residual maturity < 2 years		-	-	-	-	-
8	- of row 6 with 2 years ≤ residual maturity < 5 years		-	-	-	-	-
9	- of row 6 with 5 years ≤ residual maturity < 10 years		-	-	1,641	8,241	9,882
10	- of row 6 with residual maturity ≥ 10 years, but excluding perpetual securities		-	-	2,035	-	2,035
11	- of row 6 that are perpetual securities		-	2,707	-	-	2,707

1     The entity's capital and TLAC are owned by HSBC UK Holdings Limited.
2     The nominal value of ordinary shares is £50,002. This excludes the value of share premium and reserves attributable to ordinary shareholders.

Table 15: HSBC Bank plc creditor ranking ('TLAC2')
			Creditor ranking ($m)				Sum of1 to 4
			1	2	3	4
		Footnotes	(most junior)			(most senior)
1	Is the resolution entity the creditor/investor?	1	No	No	No	No
2	Description of creditor ranking		Ordinary shares2	Third Dollar preference shares and AT1 instruments	Undated primary capital notes	Subordinated notes and subordinated loans
3	Total capital and liabilities net of credit risk mitigation		983	5,069	1,550	17,723	25,325
4	- of row 3 that are excluded liabilities	3	-	-	-	450	450
5	Total capital and liabilities less excluded liabilities (row 3 minus row 4)		983	5,069	1,550	17,273	24,875
6	- of row 5 that are eligible as TLAC		983	5,069	1,550	17,273	24,875
7	- of row 6 with 1 year ≤ residual maturity < 2 years		-	-	-	750	750
8	- of row 6 with 2 years ≤ residual maturity < 5 years		-	-	-	10,523	10,523
9	- of row 6 with 5 years ≤ residual maturity < 10 years		-	-	-	3,072	3,072
10	- of row 6 with residual maturity ≥ 10 years, but excluding perpetual securities		-	-	-	2,065	2,065
11	- of row 6 that are perpetual securities		983	5,069	1,550	863	8,465

1     The entity's ordinary shares are owned by HSBC UK Holdings Limited. Other instruments are either owned by HSBC UK Holdings Limited or by third parties.
2     Excludes the value of share premium and reserves attributable to ordinary shareholders.
3     Excluded liabilities balance relates to TLAC eligible liabilities maturing within one year.

Asian resolution group

The Asian resolution group comprises HSBC Asia Holdings Ltd, The Hongkong and Shanghai Banking Corporation Limited, Hang Seng Bank Limited and their subsidiaries. HSBC Asia Holdings Ltd is the designated resolution entity. The following table presents information regarding the ranking of creditors of HSBC Asia Holdings Limited.

Table 16: HSBC Asia Holdings Ltd creditor ranking¹ ('TLAC3')
		Creditor ranking ($m)				Sum of1 to 4
		1	2	3	4
		(most junior)			(most senior)
1	Description of creditor ranking	Ordinary shares2	AT1 instruments	Tier 2 instruments	LAC loans
2	Total capital and liabilities net of credit risk mitigation	56,587	5,700	1,780	21,173	85,240
3	- of row 2 that are excluded liabilities	-	-	-	-	-
4	Total capital and liabilities less excluded liabilities (row 2 minus row 3)	56,587	5,700	1,780	21,173	85,240
5	- of row 4 that are potentially eligible as TLAC	56,587	5,700	1,780	21,173	85,240
6	- of row 5 with 1 year ≤ residual maturity < 2 years	-	-	-	2,500	2,500
7	- of row 5 with 2 years ≤ residual maturity < 5 years	-	-	-	7,318	7,318
8	- of row 5 with 5 years ≤ residual maturity < 10 years	-	-	-	9,355	9,355
9	- of row 5 with residual maturity ≥ 10 years, but excluding perpetual securities	-	-	1,780	2,000	3,780
10	- of row 5 that are perpetual securities	56,587	5,700	-	-	62,287

1     The entity's capital and TLAC are held by HSBC Holdings plc.
2     Excludes the value of share premium and reserves attributable to ordinary shareholders.

Within the Asian resolution group, the identified material sub-group entities are The Hongkong and Shanghai Banking Corporation Ltd and Hang Seng Bank Ltd. The following tables presents the make-up of their issued MREL and its ranking on a legal entity basis.

Table 17: The Hongkong and Shanghai Banking Corporation Ltd creditor ranking ('TLAC2')
		Creditor ranking ($m)					Sum of 1 to 5
		1	2	3	4	5
		(most junior)				(most senior)
1	Is the resolution entity the creditor/investor?	Yes	Yes	No1	Yes	Yes
2	Description of creditor ranking	Ordinary shares 2	AT1 instruments	Primary capital notes	Tier 2 instruments	LAC loans
3	Total capital and liabilities net of credit risk mitigation	22,236	5,700	400	1,780	21,173	51,289
4	- of row 3 that are excluded liabilities	-	-	-	-	-	-
5	Total capital and liabilities less excluded liabilities (row 3 minus row 4)	22,236	5,700	400	1,780	21,173	51,289
6	- of row 5 that are eligible as TLAC	22,236	5,700	-	1,780	21,173	50,889
7	- of row 6 with 1 year ≤ residual maturity < 2 years	-	-	-	-	2,500	2,500
8	- of row 6 with 2 years ≤ residual maturity < 5 years	-	-	-	-	7,318	7,318
9	- of row 6 with 5 years ≤ residual maturity < 10 years	-	-	-	-	9,355	9,355
10	- of row 6 with residual maturity ≥ 10 years, but excluding perpetual securities	-	-	-	1,780	2,000	3,780
11	- of row 6 that are perpetual securities	22,236	5,700	-	-	-	27,936

1     The company's primary capital notes are held by third parties.
2     Excludes the value of share premium and reserves attributable to ordinary shareholders.

Table 18: Hang Seng Bank Ltd creditor ranking ('TLAC2')
			Creditor ranking ($m)			Sum of 1 to 3
			1	2	3
		Footnotes	(most junior)		(most senior)
1	Is the resolution entity the creditor/investor?	1	No	No	No
2	Description of creditor ranking		Ordinary shares 2	AT1 instruments	LAC loans
3	Total capital and liabilities net of credit risk mitigation		1,246	1,500	2,513	5,259
4	- of row 3 that are excluded liabilities		-	-	-	-
5	Total capital and liabilities less excluded liabilities (row 3 minus row 4)		1,246	1,500	2,513	5,259
6	- of row 5 that are eligible as TLAC		1,246	1,500	2,513	5,259
7	- of row 6 with 1 year ≤ residual maturity < 2 years		-	-	-	-
8	- of row 6 with 2 years ≤ residual maturity < 5 years		-	-	-	-
9	- of row 6 with 5 years ≤ residual maturity < 10 years		-	-	2,513	2,513
10	- of row 6 with residual maturity ≥ 10 years, but excluding perpetual securities		-	-	-	-
11	- of row 6 that are perpetual securities		1,246	1,500	-	2,746

1     A total of 62.14% of Hang Seng Bank Limited's ordinary share capital is owned by The Hongkong and Shanghai Banking Corporation Limited. Hang Seng Bank Limited's other TLAC eligible securities are directly held by The Hongkong and Shanghai Banking Corporation Limited.
2     Excludes the value of reserves attributable to ordinary shareholders.

US resolution group
The US resolution group comprises HSBC North America Holdings Inc. and its subsidiaries. HSBC North America Holdings Inc. is the designated resolution entity. The following table presents information regarding the ranking of creditors of HSBC North America Holdings Inc.

Table 19: HSBC North America Holdings Inc. creditor ranking¹ ('TLAC3')
			Creditor ranking ($m)				Sum of 1 to 4
			1	2	3	4
			(most junior)			(most senior)
1	Description of creditor ranking	Footnotes	Common stock2	Preferred stock	Subordinated loans	Senior unsecured loans and other pari passu liabilities
2	Total capital and liabilities net of credit risk mitigation		-	2,240	2,850	8,350	13,440
3	- of row 2 that are excluded liabilities	3	-	-	-	204	204
4	Total capital and liabilities less excluded liabilities (row 2 minus row 3)		-	2,240	2,850	8,146	13,236
5	- of row 4 that are potentially eligible as TLAC		-	2,240	2,850	8,000	13,090
6	- of row 5 with 1 year ≤ residual maturity < 2 years		-	-	-	-	-
7	- of row 5 with 2 years ≤ residual maturity < 5 years		-	-	850	3,500	4,350
8	- of row 5 with 5 years ≤ residual maturity < 10 years		-	-	2,000	4,500	6,500
9	- of row 5 with residual maturity ≥ 10 years, but excluding perpetual securities		-	-	-	-	-
10	- of row 5 that are perpetual securities		-	2,240	-	-	2,240

1     The entity's capital and TLAC are held by HSBC Overseas Holdings (UK) Limited.
2     The nominal value of common stock is $2. This excludes the value of share premium and reserves attributable to ordinary shareholders.
3     Excluded liabilities consists of 'unrelated liabilities' as defined in the Final US TLAC rules. This mainly represents accrued employee benefit obligations.

Credit risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. It arises principally from direct lending, trade finance and leasing business, but also from other products, such as guarantees and credit derivatives and from holding assets in the form of debt securities. Credit risk represents our largest regulatory capital requirement.

There have been no material changes to our policies and practices, which are described in the Pillar 3 Disclosures at 31 December 2019.

Further details of our approach to credit risk may be found in 'Credit Risk' on page 54 of the Interim Report 2020.

Credit quality of assets

We are a universal bank with a conservative approach to credit risk. This is reflected in our credit risk profile being diversified across a number of asset classes and geographies with a credit quality profile concentrated in the higher quality bands. The following tables present information on the credit quality of exposures by exposure class, industry and geography.

Table 20: Credit quality of exposures by exposure class and instrument¹ ('CR1-A')
		Gross carrying values of		Specific credit risk adjustments	Write-offs in the year2	Credit risk adjustment charges of the period2	Net carrying values
		Defaulted exposures	Non-defaulted exposures
		$bn	$bn	$bn	$bn	$bn	$bn
1	Central governments and central banks	0.2	406.7	0.1	-	-	406.8
2	Institutions	-	85.7	0.1	-		85.6
3	Corporates	11.5	1,039.7		0.5	3.9	1,043.7
4	- of which: specialised lending	0.9	51.1	0.5	-	-	51.5
6	Retail	3.4	552.8	3.1	0.3	1.5	553.1
7	- secured by real estate property	2.3	329.8	0.5	-	0.3	331.6
	- of which:
8	SMEs	-	1.4	-	-	-	1.4
9	Non-SMEs	2.3	328.4	0.5	-	0.3	330.2
10	- qualifying revolving retail	0.4	137.6	1.4	0.2	0.5	136.6
11	- other retail	0.7	85.4	1.2	0.1	0.7	84.9
	- of which:
12	SMEs	0.3	11.1	0.4	-	0.2	11.0
13	Non-SMEs	0.4	74.3	0.8	0.1	0.5	73.9
15	Total IRB approach	15.1	2,084.9	10.8	0.8	5.5	2,089.2
16	Central governments and central banks	-	260.0	-	-	-	260.0
17	Regional governments or local authorities	-	9.3	-	-	-	9.3
18	Public sector entities	-	15.9	-	-	-	15.9
19	Multilateral development banks	-	-	-	-	-	-
20	International organisations	-	1.4	-	-	-	1.4
21	Institutions	-	1.6	-	-	-	1.6
22	Corporates	3.4	140.1	2.3	0.1	0.5	141.2
24	Retail	1.1	76.4	1.8	0.3	0.9	75.7
25	- of which: SMEs	0.1	3.5	0.1	-	-	3.5
26	Secured by mortgages on immovable property	0.7	32.1	0.2	-	-	32.6
27	- of which: SMEs	-	0.1	-	-	-	0.1
28	Exposures in default	5.2	-	2.1	0.4	0.6	3.1
29	Items associated with particularly high risk	-	5.5	-	-	-	5.5
32	Collective investment undertakings ('CIU')	-	0.4	-	-	-	0.4
33	Equity exposures	-	17.0	-	-	-	17.0
34	Other exposures	-	14.9	-	-	-	14.9
35	Total standardised approach	5.2	574.6	4.3	0.4	1.4	575.5
36	Total at 30 Jun 2020	20.3	2,659.5	15.1	1.2	6.9	2,664.7
	- of which: loans	17.8	1,357.8	13.9	1.2	6.3	1,361.7
	- of which: debt securities	0.2	423.1	0.2	-	0.1	423.1
	- of which: off-balance sheet exposures	2.3	838.8	1.0	-	0.5	840.1

Table 20: Credit quality of exposures by exposure class and instrument¹ ('CR1-A') (continued)
		Gross carrying values of		Specific credit risk adjustments	Write-offs in the year2	Credit risk adjustment charges of the period2	Net carrying values
		Defaulted exposures	Non-defaulted exposures
		$bn	$bn	$bn	$bn	$bn	$bn
1	Central governments and central banks	-	355.4	-	-	-	355.4
2	Institutions	-	93.2	-	-	-	93.2
3	Corporates	6.9	1,038.9	4.0	0.3	0.4	1,041.8
4	- of which: specialised lending	1.1	50.6	0.4	-	-	51.3
6	Retail	3.3	501.4	1.9	0.5	0.6	502.8
7	- secured by real estate property	2.4	301.6	0.3	-	-	303.7
	- of which:
8	SMEs	0.1	3.5	0.1	-	-	3.5
9	Non-SMEs	2.3	298.1	0.2	-	-	300.2
10	- qualifying revolving retail	0.2	134.5	0.8	0.3	0.2	133.9
11	- other retail	0.7	65.3	0.8	0.2	0.4	65.2
	- of which:
12	SMEs	0.4	7.8	0.4	0.1	0.2	7.8
13	Non-SMEs	0.3	57.5	0.4	0.1	0.2	57.4
15	Total IRB approach	10.2	1,988.9	5.9	0.8	1.0	1,993.2
16	Central governments and central banks	-	163.1	-	-	-	163.1
17	Regional governments or local authorities	-	7.8	-	-	-	7.8
18	Public sector entities	-	12.9	-	-	-	12.9
19	Multilateral development banks	-	0.1	-	-	-	0.1
20	International organisations	-	1.5	-	-	-	1.5
21	Institutions	-	2.2	-	-	-	2.2
22	Corporates	3.4	193.5	2.2	0.3	-	194.7
24	Retail	1.0	68.5	1.5	0.3	0.4	68.0
25	- of which: SMEs	-	1.3	0.1	-	-	1.2
26	Secured by mortgages on immovable property	0.7	31.4	0.2	-	-	31.9
28	Exposures in default	5.1	-	2.2	0.6	0.5	2.9
29	Items associated with particularly high risk	0.1	5.3	-	-	-	5.4
32	Collective investment undertakings ('CIU')	-	0.4	-	-	-	0.4
33	Equity exposures	-	16.5	-	-	-	16.5
34	Other exposures	-	16.8	-	-	-	16.8
35	Total standardised approach	5.2	520.0	3.9	0.6	0.4	521.3
36	Total at 30 Jun 2019	15.4	2,508.9	9.8	1.4	1.4	2,514.5
	- of which: loans	14.0	1,289.8	9.3	1.4	1.5	1,294.5
	- of which: debt securities	-	363.2	-	-	-	363.2
	- of which: off-balance sheet exposures	1.4	813.9	0.5	-	(0.1)	814.8

1     Securitisation positions and non-credit obligation assets are not included in this table.
2     Presented on a year-to-date basis.

Table 21: Credit quality of exposures by industry or counterparty types1,3 ('CR1-B')
		Gross carrying values of		Specific credit risk adjustments	Write-offs in the year2	Credit risk adjustment charges of the period2	Net carrying values
		Defaulted exposures	Non-defaulted exposures
		$bn	$bn	$bn	$bn	$bn	$bn
1	Agriculture	0.4	9.1	0.2	-	-	9.3
2	Mining and oil extraction	1.4	39.4	0.7	-	0.4	40.1
3	Manufacturing	2.3	255.9	1.9	0.4	0.8	256.3
4	Utilities	0.1	33.4	0.1	-	-	33.4
5	Water supply	-	3.2	-	-	-	3.2
6	Construction	1.0	42.8	0.7	-	0.1	43.1
7	Wholesale and retail trade	3.6	194.2	2.5	0.1	1.3	195.3
8	Transportation and storage	0.9	47.4	0.4	-	0.2	47.9
9	Accommodation and food services	0.3	29.8	0.3	-	0.2	29.8
10	Information and communication	0.2	15.3	0.2	-	0.1	15.3
11	Financial and insurance	0.9	645.1	0.4	-	0.2	645.6
12	Real estate	1.1	196.3	1.0	-	0.3	196.4
13	Professional activities	0.3	27.2	0.2	-	0.1	27.3
14	Administrative service	1.9	158.2	1.3	-	0.5	158.8
15	Public administration and defence	0.4	255.2	0.2	-	-	255.4
16	Education	-	3.9	-	-	-	3.9
17	Human health and social work	0.3	7.2	0.2	-	0.1	7.3
18	Arts and entertainment	-	7.7	0.1	-	0.1	7.6
19	Other services	0.2	15.6	0.1	-	0.1	15.7
20	Personal	5.0	626.6	4.6	0.7	2.4	627.0
21	Extraterritorial bodies	-	46.0	-	-	-	46.0
22	Total at 30 Jun 2020	20.3	2,659.5	15.1	1.2	6.9	2,664.7

1	Agriculture	0.3	9.0	0.2	-	-	9.1
2	Mining and oil extraction	0.3	42.6	0.3	-	-	42.6
3	Manufacturing	1.7	261.3	1.2	0.3	0.2	261.8
4	Utilities	0.2	31.3	0.1	0.1	-	31.4
5	Water supply	-	3.5	-	-	-	3.5
6	Construction	1.3	41.1	0.6	0.1	0.1	41.8
7	Wholesale and retail trade	2.0	196.7	1.3	0.1	0.1	197.4
8	Transportation and storage	0.6	44.2	0.2	-	-	44.6
9	Accommodation and food services	0.3	28.5	0.1	-	-	28.7
10	Information and communication	-	17.9	-	-	-	17.9
11	Financial and insurance	0.7	567.6	0.2	-	-	568.1
12	Real estate	0.9	202.0	0.6	-	-	202.3
13	Professional activities	0.1	27.1	0.1	-	-	27.1
14	Administrative service	1.6	156.5	1.2	0.1	0.2	156.9
15	Public administration and defence	0.3	237.5	0.3	-	-	237.5
16	Education	-	3.6	-	-	-	3.6
17	Human health and social work	0.1	7.0	0.1	-	-	7.0
18	Arts and entertainment	0.1	9.0	0.1	-	0.1	9.0
19	Other services	0.3	14.0	0.1	-	-	14.2
20	Personal	4.6	594.8	3.1	0.7	0.7	596.3
21	Extraterritorial bodies	-	13.7	-	-	-	13.7
22	Total at 30 Jun 2019	15.4	2,508.9	9.8	1.4	1.4	2,514.5

1     Securitisation positions and non-credit obligation assets are not included in this table.
2     Presented on a year-to-date basis.
3     The industry classifications of this disclosure have been revised. 30 June 2019 data has been restated to be on a consistent basis with the current year.

Table 22: Credit quality of exposures by geography1,2 ('CR1-C')
		Gross carrying values of		Specific credit risk adjustments	Write-offs in the year3	Credit risk adjustment charges of the period3	Net carrying values
		Defaulted exposures	Non-defaulted exposures
		$bn	$bn	$bn	$bn	$bn	$bn
1	Europe	9.3	883.8	6.1	0.4	2.9	887.0
2	- UK	5.4	532.0	4.4	0.4	2.3	533.0
3	- France	1.4	167.5	0.7	-	0.2	168.2
4	- Other countries	2.5	184.3	1.0	-	0.4	185.8
5	Asia	4.0	1,095.0	3.7	0.3	1.8	1,095.3
6	- Hong Kong	1.1	556.9	1.2	0.2	0.5	556.8
7	- China	0.3	167.0	0.5	-	0.1	166.8
8	- Singapore	1.0	85.8	0.9	-	0.8	85.9
9	- Australia	0.2	62.1	0.2	-	0.1	62.1
10	- Other countries	1.4	223.2	0.9	0.1	0.3	223.7
11	Middle East and North Africa ('MENA')	3.3	146.8	2.5	0.1	0.6	147.6
12	North America	2.5	463.7	1.5	0.2	1.0	464.7
13	- US	1.6	328.3	0.8	0.2	0.7	329.1
14	- Canada	0.3	120.4	0.4	-	0.2	120.3
15	- Other countries	0.6	15.0	0.3	-	0.1	15.3
16	Latin America	1.2	52.7	1.3	0.2	0.6	52.6
17	Other geographical areas	-	17.5	-	-	-	17.5
18	Total at 30 Jun 2020	20.3	2,659.5	15.1	1.2	6.9	2,664.7

1	Europe	6.8	800.5	3.7	0.6	0.6	803.6
2	- UK	4.1	495.8	2.5	0.4	0.6	497.4
3	- France	1.3	134.5	0.6	-	0.1	135.2
4	- Other countries	1.4	170.2	0.6	0.2	(0.1)	171.0
5	Asia	2.5	1,049.9	2.0	0.3	0.3	1,050.4
6	- Hong Kong	0.7	523.1	0.7	0.1	0.1	523.1
7	- China	0.3	163.6	0.4	-	0.1	163.5
8	- Singapore	0.1	75.1	0.1	-	-	75.1
9	- Australia	0.2	58.4	0.1	-	-	58.5
10	- Other countries	1.2	229.7	0.7	0.2	0.1	230.2
11	MENA	3.3	142.2	2.4	0.2	0.1	143.1
12	North America	1.9	436.7	0.7	0.1	0.1	437.9
13	- US	1.2	306.9	0.3	0.1	0.1	307.8
14	- Canada	0.3	114.4	0.2	-	-	114.5
15	- Other countries	0.4	15.4	0.2	-	-	15.6
16	Latin America	0.9	64.3	1.0	0.2	0.3	64.2
17	Other geographical areas	-	15.3	-	-	-	15.3
18	Total at 30 Jun 2019	15.4	2,508.9	9.8	1.4	1.4	2,514.5

1     Amounts shown by geographical region and country/territory in this table are based on the country/territory of residence of the counterparty.
2     Securitisation positions and non-credit obligation assets are not included in this table.
3     Presented on a year-to-date basis.

Non-performing and forborne exposures
Tables 23 to 26 are presented in accordance with the EBA's 'Guidelines on disclosure of non-performing and forborne exposures'.
The EBA defines non-performing exposures as exposures with material amounts that are more than 90 days past due or exposures where the debtor is assessed as unlikely to pay its credit obligations in full without the realisation of collateral, regardless of the existence of any past due amounts or number days past due. Any debtors that are in default for regulatory purposes or impaired under the applicable accounting framework are always considered as non-performing exposures. The Annual Report and Accounts 2019 does not define non-performing exposures, although the definition of credit impaired (stage 3) is aligned to the EBA's definition of non-performing exposures.
Forborne exposures are defined by the EBA as exposures where the bank has made concessions toward a debtor that is experiencing or about to experience financial difficulties in meeting its financial commitments. In the Annual Report and Accounts 2019, forborne exposures are reported as 'renegotiated loans'. This term is aligned to the EBA definition of forborne exposure, except in its treatment of 'cures'.
Under the EBA definition, exposures cease to be reported as forborne if they pass three tests:
●    the forborne exposure must have been considered to be performing for a 'probation period' of at least two years;
●    regular payments of more than an insignificant aggregate amount of principal or interest have been made during at least half of the probation period; and
●    no exposure to the debtor is more than 30 days past due at the end of the probation period.
In the Annual Report and Accounts 2019, renegotiated loans retain this classification until maturity or de-recognition.
Under EBA and PRA guidelines, the use of support measures introduced as a result of the Covid-19 outbreak does not in itself trigger identification as non-performing or forborne. Borrower-specific support measures are assessed under the existing rules to determine whether forbearance has been granted.

Table 23: Credit quality of forborne exposures
		Gross carrying amount/nominal amount				Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions		Collateral received and financial guarantees received on forborne exposures
		Performing forborne	Non-performing forborne			On performing forborne exposures	On non-performing forborne exposures	Total	Of which: forborne non-performing exposures
			Total	Of which: defaulted	Of which: impaired
		$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
1	Loans and advances	1.1	5.8	5.8	5.8	(0.1)	(1.8)	3.0	2.7
2	Central banks	-	-	-	-	-	-	-	-
3	General governments	-	-	-	-	-	-	-	-
4	Credit institutions	-	-	-	-	-	-	-	-
5	Other financial corporations	-	-	-	-	-	-	-	-
6	Non-financial corporations	1.1	3.7	3.7	3.7	(0.1)	(1.4)	1.7	1.4
7	Households	-	2.1	2.1	2.1	-	(0.4)	1.3	1.3
8	Debt securities	-	-	-	-	-	-	-	-
9	Loan commitments given	-	0.2	0.2	0.2	-	-	0.2	0.2
10	Total at 30 Jun 2020	1.1	6.0	6.0	6.0	(0.1)	(1.8)	3.2	2.9

1	Loans and advances	1.7	5.7	5.7	5.7	-	(1.8)	3.2	2.4
2	Central banks	-	-	-	-	-	-	-	-
3	General governments	-	-	-	-	-	-	-	-
4	Credit institutions	-	-	-	-	-	-	-	-
5	Other financial corporations	-	-	-	-	-	-	-	-
6	Non-financial corporations	1.7	3.5	3.5	3.5	-	(1.4)	1.8	1.0
7	Households	-	2.2	2.2	2.2	-	(0.4)	1.4	1.4
8	Debt securities	-	-	-	-	-	-	-	-
9	Loan commitments given	-	0.1	0.1	0.1	-	-	0.1	0.1
10	Total at 31 Dec 2019	1.7	5.8	5.8	5.8	-	(1.8)	3.3	2.5

The table below provides information on the value of the collateral obtained by taking possession. The value at initial recognition represents the gross carrying amount of the collateral obtained by taking possession at initial recognition on the balance sheet. The accumulated negative change represents the accumulated impairment or negative change on the initial recognition value of the collateral obtained by taking possession, including amortisation in the case of property, plant and equipment and investment properties.

Table 24: Collateral obtained by taking possession and execution processes
		At 30 Jun 2020		At 31 Dec 2019
		Collateral obtained by taking possession		Collateral obtained by taking possession
		Value at initial recognition	Accumulated negative changes	Value at initial recognition	Accumulated negative changes
		$bn	$bn	$bn	$bn
1	Property, plant and equipment	-	-	-	-
2	Other than property, plant and equipment	0.1	-	0.1	-
3	Residential immovable property	0.1	-	0.1	-
8	Total	0.1	-	0.1	-

Table 25 presents an analysis of performing and non-performing exposures by days past due. The gross non-performing loan ('NPL') ratio at 30 June 2020 calculated in line with the EBA guidelines was 1.08%.

Table 25: Credit quality of performing and non-performing exposures by past due days
		Gross carrying amount/nominal amount1
		Performing exposures			Non-performing exposures
		Total	Not past due or past due ≤ 30 days	Past due > 30 days ≤ 90 days	Total	Unlikely to pay but not past due or past due ≤ 90 days	Past due > 90 days ≤ 180 days	Past due > 180 days ≤ 1 year	Past due > 1 year ≤ 2 years	Past due > 2 years ≤ 5 years	Past due > 5 years ≤ 7 years	Past due > 7 years	of which: defaulted
		$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
1	Loans and advances	1,649.3	1,647.1	2.2	18.0	11.2	2.4	0.9	0.8	1.9	0.3	0.5	18.0
2	Central banks	290.5	290.5	-	-	-	-	-	-	-	-	-	-
3	General governments	11.0	11.0	-	-	-	-	-	-	-	-	-	-
4	Credit institutions	140.9	140.9	-	-	-	-	-	-	-	-	-	-
5	Other financial corporations	248.0	248.0	-	0.5	0.5	-	-	-	-	-	-	0.5
6	Non-financial corporations	539.3	538.8	0.5	12.3	8.4	1.2	0.3	0.5	1.3	0.2	0.4	12.3
8	Households	419.6	417.9	1.7	5.2	2.3	1.2	0.6	0.3	0.6	0.1	0.1	5.2
9	Debt securities	428.2	428.2	-	0.4	0.2	0.2	-	-	-	-	-	0.4
10	Central banks	81.0	81.0	-	-	-	-	-	-	-	-	-	-
11	General governments	259.6	259.6	-	0.4	0.2	0.2	-	-	-	-	-	0.4
12	Credit institutions	41.2	41.2	-	-	-	-	-	-	-	-	-	-
13	Other financial corporations	42.0	42.0	-	-	-	-	-	-	-	-	-	-
14	Non-financial corporations	4.4	4.4	-	-	-	-		-	-	-	-	-
15	Off-balance-sheet exposures	751.4	N/A	N/A	1.9	N/A	N/A	N/A	N/A	N/A	N/A	N/A	1.9
16	Central banks	0.1	N/A	N/A	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A	-
17	General governments	3.9	N/A	N/A	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A	-
18	Credit institutions	81.0	N/A	N/A	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A	-
19	Other financial corporations	68.2	N/A	N/A	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A	-
20	Non-financial corporations	368.1	N/A	N/A	1.7	N/A	N/A	N/A	N/A	N/A	N/A	N/A	1.7
21	Households	230.1	N/A	N/A	0.2	N/A	N/A	N/A	N/A	N/A	N/A	N/A	0.2
22	Total at 30 Jun 2020	2,828.9	2,075.3	2.2	20.3	11.4	2.6	0.9	0.8	1.9	0.3	0.5	20.3

1	Loans and advances	1,535.0	1,533.2	1.8	14.6	7.4	2.8	0.8	1.1	1.7	0.3	0.5	14.6
2	Central banks	191.7	191.7	-	-	-	-	-	-	-	-	-	-
3	General governments	9.9	9.9	-	-	-	-	-	-	-	-	-	-
4	Credit institutions	126.0	126.0	-	-	-	-	-	-	-	-	-	-
5	Other financial corporations	238.5	238.4	0.1	0.3	0.3	-	-	-	-	-	-	0.3
6	Non-financial corporations	537.6	537.2	0.4	9.5	4.8	1.9	0.3	0.8	1.1	0.2	0.4	9.5
8	Households	431.3	430.0	1.3	4.8	2.3	0.9	0.5	0.3	0.6	0.1	0.1	4.8
9	Debt securities	381.2	381.2	-	-	-	-	-	-	-	-	-	-
10	Central banks	66.9	66.9	-	-	-	-	-	-	-	-	-	-
11	General governments	229.9	229.9	-	-	-	-	-	-	-	-	-	-
12	Credit institutions	36.8	36.8	-	-	-	-	-	-	-	-	-	-
13	Other financial corporations	41.0	41.0	-	-	-	-	-	-	-	-	-	-
14	Non-financial corporations	6.6	6.6	-	-	-	-	-	-	-	-	-	-
15	Off-balance-sheet exposures	709.5	N/A	N/A	1.2	N/A	N/A	N/A	N/A	N/A	N/A	N/A	1.2
16	Central banks	0.1	N/A	N/A	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A	-
17	General governments	2.7	N/A	N/A	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A	-
18	Credit institutions	56.3	N/A	N/A	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A	-
19	Other financial corporations	54.9	N/A	N/A	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A	-
20	Non-financial corporations	373.1	N/A	N/A	1.0	N/A	N/A	N/A	N/A	N/A	N/A	N/A	1.0
21	Households	222.4	N/A	N/A	0.2	N/A	N/A	N/A	N/A	N/A	N/A	N/A	0.2
22	Total at 31 Dec 2019	2,625.7	1,914.4	1.8	15.8	7.4	2.8	0.8	1.1	1.7	0.3	0.5	15.8

The following table provides information on the gross carrying amount of exposures and related impairment with further details on the IFRS 9 stage, accumulated partial write off and collateral. The IFRS 9 stages have the following characteristics:
●    Stage 1: These financial assets are unimpaired and without a significant increase in credit risk. A 12-month allowance for ECL is recognised.
●    Stage 2: A significant increase in credit risk has been experienced on these financial assets since initial recognition.
A lifetime ECL is recognised.
●    Stage 3: There is objective evidence of impairment and the financial assets are therefore considered to be in default or otherwise credit impaired. A lifetime ECL is recognised.
●    Purchased or originated credit-impaired ('POCI'): Financial assets purchased or originated at a deep discount are seen to reflect incurred credit losses. A lifetime ECL is recognised. These exposures are included in Stage 3 in the table below.
Credit-impaired (Stage 3) exposures are disclosed on pages 105 and 120 of the Annual Report and Accounts 2019.

Table 26: Performing and non-performing exposures and related provisions
		Gross carrying amount/nominal amount1						Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions						Accu-mulated partial write-off	Collaterals and financial guarantees received
		Performing exposures			Non-performing exposures			Performing exposures			Non-performing exposures				On perfor-ming expo- sures	On non-perfo-rming expo- sures
			of which: Stage 1	of which: Stage 2		of which: Stage 2	of which: Stage 3		of which: Stage 1	of which: Stage 2		of which: Stage 2	of which: Stage 3
		$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
1	Loans and advances	1,649.3	1,470.0	173.5	18.0	-	18.0	(6.8)	(2.0)	(4.8)	(7.0)	-	(7.0)	(0.7)	924.5	6.3
2	Central banks	290.5	288.2	2.3	-	-	-	-	-	-	-	-	-	-	8.1	-
3	General governments	11.0	9.6	1.4	-	-	-	-	-	-	-	-	-	-	2.3	-
4	Credit institutions	140.9	136.3	4.6	-	-	-			-	-	-	-	-	86.5	-
5	Other financial corporations	248.0	230.7	12.3	0.5	-	0.5	(0.2)	(0.1)	(0.1)	(0.1)	-	(0.1)	-	156.3	-
6	Non-financial corporations	539.3	413.0	125.8	12.3	-	12.3	(3.5)	(1.0)	(2.5)	(5.5)	-	(5.5)	(0.3)	303.1	3.3
8	Households	419.6	392.2	27.1	5.2	-	5.2	(3.1)	(0.9)	(2.2)	(1.4)	-	(1.4)	(0.4)	368.2	3.0
9	Debt securities	428.2	424.4	2.4	0.4	-	0.4	(0.1)	(0.1)	-	-	-	-	-	17.6	-
10	Central banks	81.0	80.3	0.7	-	-	-	-	-	-	-	-	-	-	-	-
11	General governments	259.6	258.9	0.3	0.4	-	0.4	(0.1)	(0.1)	-	-	-	-	-	6.5	-
12	Credit institutions	41.2	40.5	0.7	-	-	-	-	-	-	-	-	-	-	-	-
13	Other financial corporations	42.0	40.8	0.6	-	-	-	-	-	-	-	-	-	-	11.1	-
14	Non-financial corporations	4.4	3.9	0.1	-	-	-	-	-	-	-	-	-	-	-	-
15	Off-balance-sheet exposures	751.4	617.5	58.3	1.9	-	1.5	(0.8)	(0.2)	(0.4)	(0.3)	-	(0.2)	-	127.2	0.2
16	Central banks	0.1	0.1	-	-	-	-	-	-	-	-	-	-	-	-	-
17	General governments	3.9	2.8	0.4	-	-	-	-	-	-	-	-	-	-	0.2	-
18	Credit institutions	81.0	75.4	2.1	-	-	-	-	-	-	-	-	-	-	1.1	-
19	Other financial corporations	68.2	63.0	3.4	-	-	-	(0.1)	-	-	-	-	-	-	10.5	-
20	Non-financial corporations	368.1	248.5	50.0	1.7	-	1.3	(0.7)	(0.2)	(0.4)	(0.3)	-	(0.2)	-	64.8	0.2
21	Households	230.1	227.7	2.4	0.2	-	0.2	-	-	-	-	-	-	-	50.6	-
22	At 30 Jun 2020	2,828.9	2,511.9	234.2	20.3	-	19.9	(7.7)	(2.3)	(5.2)	(7.3)	-	(7.2)	(0.7)	1,069.3	6.5

Table 26: Performing and non-performing exposures and related provisions (continued)
		Gross carrying amount/nominal amount1						Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions						Accu-mulated partial write-off	Collaterals and financial guarantees received
		Performing exposures			Non-performing exposures			Performing exposures			Non-performing exposures				On perfor-ming expo- sures	On non-perfo-rming expo- sures
			of which: Stage 1	of which: Stage 2		of which: Stage 2	of which: Stage 3		of which: Stage 1	of which: Stage 2		of which: Stage 2	of which: Stage 3
		$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
1	Loans and advances	1,535.0	1,448.0	82.0	14.6	-	14.6	(3.8)	(1.4)	(2.5)	(5.5)	-	(5.5)	(0.5)	931.4	5.6
2	Central banks	191.7	190.4	1.3	-	-	-	-	-	-	-	-	-	-	8.3	-
3	General governments	9.9	9.3	0.6	-	-	-	-	-	-	-	-	-	-	2.1	-
4	Credit institutions	126.0	125.8	0.1	-	-	-	-	-	-	-	-	-	-	83.9	-
5	Other financial corporations	238.5	229.4	5.2	0.3	-	0.3	(0.1)	(0.1)	(0.1)	(0.2)	-	(0.2)	-	169.3	-
6	Non-financial corporations	537.6	477.7	59.2	9.5	-	9.5	(1.7)	(0.7)	(1.0)	(4.1)	-	(4.1)	(0.2)	295.0	2.7
8	Households	431.3	415.4	15.6	4.8	-	4.8	(2.0)	(0.6)	(1.4)	(1.2)	-	(1.2)	(0.3)	372.8	2.9
9	Debt securities	381.2	379.6	0.4	-	-	-	(0.1)	-	(0.1)	-	-	-	-	19.3	-
10	Central banks	66.9	66.8	0.1	-	-	-	-	-	-	-	-	-	-	-	-
11	General governments	229.9	229.0	0.2	-	-	-	(0.1)	-	(0.1)	-	-	-	-	6.3	-
12	Credit institutions	36.8	36.8	0.1	-	-	-	-	-	-	-	-	-	-	-	-
13	Other financial corporations	41.0	40.6	-	-	-	-	-	-	-	-	-	-	-	13.0	-
14	Non-financial corporations	6.6	6.4	-	-	-	-	-	-	-	-	-	-	-	-	-
15	Off-balance-sheet exposures	709.5	614.6	24.0	1.2	-	1.2	(0.4)	(0.1)	(0.2)	(0.2)	-	(0.1)		117.5	0.1
16	Central banks	0.1	0.1	-	-	-	-	-	-	-	-	-	-		-	-
17	General governments	2.7	1.7	0.1	-	-	-	-	-	-	-	-	-		0.3	-
18	Credit institutions	56.3	52.6	-	-	-	-	-	-	-	-	-	-		0.4	-
19	Other financial corporations	54.9	51.2	1.4	-	-	-	(0.1)	-	-	-	-	-		6.9	-
20	Non-financial corporations	373.1	288.2	20.9	1.0	-	1.0	(0.3)	(0.1)	(0.2)	(0.2)	-	(0.1)		60.6	0.1
21	Households	222.4	220.8	1.6	0.2	-	0.2	-	-	-	-	-	-		49.3	-
22	Total at 31 Dec 2019	2,625.7	2,442.2	106.4	15.8	-	15.8	(4.3)	(1.5)	(2.8)	(5.7)	-	(5.6)	(0.5)	1,068.2	5.7

1     Includes reverse repos and settlement accounts.

Defaulted exposures
The accounting definition of impairment and the regulatory definition of default are generally aligned. For specific retail exposures, regulatory default is identified at 180 days past due, while the exposures are identified as impaired at 90 days past due.
In the retail portfolio in the US, a renegotiation would normally trigger identification as 'impaired' for accounting purposes. For regulatory purposes, default is identified mainly based on the 180 days past due criterion.

Table 27:Changes in stock of general and specific credit risk adjustments ('CR2-A')
			Half-year to 30 Jun
			2020	2019
			Accumulated specific credit risk adjustments	Accumulated specific credit risk adjustments
		Footnotes	$bn	$bn
1	Opening balance at the beginning of the period		10.0	9.8
2	Increases due to amounts set aside for estimated loan losses during the period	1	6.9	1.2
4	Decreases due to amounts taken against accumulated credit risk adjustments		(1.2	(1.4
6	Impact of exchange rate differences		(0.6	0.2
9	Closing balance at the end of the period		15.1	9.8
10	Recoveries on credit risk adjustments recorded directly to the statement of profit or loss		0.1	0.2

1     Following adoption of IFRS 9 'Financial Instruments', the movement due to amounts set aside for estimated loan losses during the period has been reported on a net basis.

Table 28:Changes in stock of defaulted loans and debt securities ('CR2-B')
			Half-year to 30 Jun
			2020	2019
			Gross carrying value	Gross carrying value
		Footnotes	$bn	$bn
1	Defaulted loans and debt securities at the beginning of the period		14.6	13.7
2	Loans and debt securities that have defaulted since the last reporting period		6.7	2.9
3	Returned to non-defaulted status		(0.8	(0.6
4	Amounts written off		(1.2	(1.4
5	Other changes	1	(0.9	0.2
7	Repayments		(0.4	(0.8
6	Defaulted loans and debt securities at the end of the period		18.0	14.0

1     Other changes include foreign exchange movements and changes in assets held for sale in default.

Risk mitigation

Our approach when granting credit facilities is to do so on the basis of capacity to repay, rather than placing primary reliance on credit risk mitigants. Depending on a customer's standing and the type of product, facilities may be provided unsecured. Mitigation of credit risk is a key aspect of effective risk management and takes many forms. Our general policy is to promote the use of credit risk mitigation, justified by commercial prudence and capital efficiency. Detailed policies cover the acceptability, structuring and terms with regard to the availability of credit risk mitigation, such as in the form of collateral security. These policies, together with the setting of suitable valuation parameters, are subject to regular review to ensure that they are supported by empirical evidence and continue to fulfil their intended purpose.

Table 29: Credit risk mitigation techniques - overview ('CR3')
		Exposures unsecured: carrying amount	Exposures secured: carrying amount	Exposures secured by collateral	Exposures secured by financial guarantees	Exposures secured by credit derivatives
		$bn	$bn	$bn	$bn	$bn
1	Loans	717.6	644.1	526.4	116.5	1.2
2	Debt securities	383.7	39.4	34.4	5.0	-
3	Total at 30 Jun 2020	1,101.3	683.5	560.8	121.5	1.2
4	- Of which: defaulted	6.5	4.8	4.2	0.6	-

1	Loans	626.0	653.2	546.1	106.6	0.5
2	Debt securities	335.8	41.5	35.6	5.9	-
3	Total at 31 Dec 2019	961.8	694.7	581.7	112.5	0.5
4	- Of which: defaulted	5.3	4.2	3.7	0.5	-

Table 30: Standardised approach - credit conversion factor and credit risk mitigation ('CRM') effects ('CR4')
		Exposures before CCF and CRM		Exposures post-CCF and CRM		RWAs and RWA density
		On-balance sheet amount	Off-balance sheet amount	On-balance sheet amount	Off-balance sheet amount	RWAs	RWA density
		$bn	$bn	$bn	$bn	$bn	%
	Asset classes1
1	Central governments or central banks	258.5	1.2	272.7	1.4	10.0	4
2	Regional governments or local authorities	9.1	0.3	9.4	-	1.6	17
3	Public sector entities	15.8	0.1	15.7	-	-	-
4	Multilateral development banks	-	-	-	-	-	-
5	International organisations	1.4	-	1.4	-	-	-
6	Institutions	1.6	-	0.9	-	0.6	64
7	Corporates	69.9	69.8	61.1	8.9	65.9	94
8	Retail	18.8	56.6	18.1	0.6	13.6	73
9	Secured by mortgages on immovable property	30.8	1.2	30.8	0.3	11.6	37
10	Exposures in default	3.2	0.2	3.0	-	3.5	114
11	Higher risk categories	3.2	2.3	3.1	1.3	6.5	150
14	Collective investment undertakings	0.4	-	0.4	-	0.4	100
15	Equity	17.0	-	17.0	-	37.3	220
16	Other items	14.1	0.8	14.0	0.9	9.5	64
17	Total at 30 Jun 2020	443.8	132.5	447.6	13.4	160.5	35

1	Central governments or central banks	175.8	0.9	183.9	1.6	11.2	6
2	Regional governments or local authorities	8.5	0.4	8.8	0.1	1.6	18
3	Public sector entities	16.5	0.1	16.4	-	-	-
4	Multilateral development banks	0.1	-	0.1	-	-	-
5	International organisations	1.6	-	1.6	-	-	-
6	Institutions	2.2	0.2	1.5	0.1	0.9	58
7	Corporates	75.0	84.9	66.3	10.5	72.5	94
8	Retail	19.8	51.1	19.1	0.4	14.4	74
9	Secured by mortgages on immovable property	32.3	1.1	32.2	0.3	12.0	37
10	Exposures in default	3.6	0.2	3.6	-	4.1	114
11	Higher risk categories	3.1	2.4	3.1	2.2	7.9	150
14	Collective investment undertakings	0.4	-	0.4	-	0.4	100
15	Equity	16.5	-	16.5	-	36.3	220
16	Other items	12.2	0.7	12.2	0.7	8.8	68
17	Total at 31 Dec 2019	367.6	142.0	365.7	15.9	170.1	45

1     Securitisation positions are not included in this table.

Table 31: Standardised approach - exposures by asset classes and risk weights ('CR5')
	Risk weight ('RW%')	0%	2%	20%	35%	50%	70%	75%	100%	150%	250%	Deducted	Total credit exposure amount (post-CCF and CRM)	Of which: unrated
		$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
	Asset classes1
1	Central governments or central banks	269.9	-	0.1	-	-	-	-	0.2	-	3.9	-	274.1	3.9
2	Regional governments or local authorities	3.5	-	5.3	-	0.2	-	-	0.4	-	-	-	9.4	0.4
3	Public sector entities	15.6	-	0.1	-	-	-	-	-	-	-	-	15.7	-
4	Multilateral development banks	-	-	-	-	-	-	-	-	-	-	-	-	-
5	International organisations	1.4	-	-	-	-	-	-	-	-	-	-	1.4	-
6	Institutions	-	-	0.2	-	0.4	-	-	0.3	-	-	-	0.9	0.3
7	Corporates	-	-	3.5	0.2	2.9	0.3	-	61.7	1.4	-	-	70.0	47.5
8	Retail	-	-	-	-	-	-	18.7	-	-	-	-	18.7	18.7
9	Secured by mortgages on immovable property	-	-	-	29.0	1.2	-	-	0.9	-	-	-	31.1	31.1
10	Exposures in default	-	-	-	-	-	-	-	2.1	0.9	-	-	3.0	3.0
11	Higher risk categories	-	-	-	-	-	-	-	-	4.4	-	-	4.4	4.4
14	Collective investment undertakings	-	-	-	-	-	-	-	0.4	-	-	-	0.4	0.4
15	Equity	-	-	-	-	-	-	-	3.4	-	13.6	-	17.0	17.0
16	Other items	0.3	-	6.3	-	-	-	-	8.3	-	-	-	14.9	14.9
17	Total at 30 Jun 2020	290.7	-	15.5	29.2	4.7	0.3	18.7	77.7	6.7	17.5	-	461.0	141.6

1	Central governments or central banks	180.9	-	0.1	-	-	-	-	0.1	-	4.4	-	185.5	4.4
2	Regional governments or local authorities	3.8	-	3.9	-	0.9	-	-	0.3	-	-	-	8.9	0.3
3	Public sector entities	16.4	-	-	-	-	-	-	-	-	-	-	16.4	-
4	Multilateral development banks	0.1	-	-	-	-	-	-	-	-	-	-	0.1	-
5	International organisations	1.6	-	-	-	-	-	-	-	-	-	-	1.6	-
6	Institutions	-	-	0.3	-	0.8	-	-	0.5	-	-	-	1.6	0.3
7	Corporates	-	-	3.9	0.3	2.5	0.5	-	68.0	1.6	-	-	76.8	65.9
8	Retail	-	-	-	-	-	-	19.5	-	-	-	-	19.5	19.5
9	Secured by mortgages on immovable property	-	-	-	30.7	1.0	-	-	0.8	-	-	-	32.5	32.5
10	Exposures in default	-	-	-	-	-	-	-	2.6	1.0	-	-	3.6	3.6
11	Higher risk categories	-	-	-	-	-	-	-	-	5.3	-	-	5.3	5.3
14	Collective investment undertakings	-	-	-	-	-	-	-	0.4	-	-	-	0.4	0.4
15	Equity	-	-	-	-	-	-	-	3.3	-	13.2	-	16.5	16.5
16	Other items	0.1	-	5.0	-	-	-	-	7.8	-	-	-	12.9	12.9
17	Total at 31 Dec 2019	202.9	-	13.2	31.0	5.2	0.5	19.5	83.8	7.9	17.6	-	381.6	161.6

1     Securitisation positions are not included in this table.

Table 32: IRB - Credit risk exposures by portfolio and PD range¹ ('CR6')
	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Average CCF	EAD post-CRM and post-CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWAs	RWA density	Expected loss	Value adjustments and provisions^
PD scale	$bn	$bn	%	$bn	%		%	years	$bn	%	$bn	$bn
AIRB - Central government and central banks
0.00 to <0.15	382.2	2.8	40.9	383.3	0.02	335	42.1	1.90	25.6	7	-	-
0.15 to <0.25	6.0	-	39.7	6.0	0.22	11	45.0	3.40	3.5	58	-	-
0.25 to <0.50	1.5	-	50.2	1.6	0.37	8	45.0	1.80	0.9	55	-	-
0.50 to <0.75	4.4	0.2	63.7	4.6	0.63	19	44.1	1.20	2.9	62	-	-
0.75 to <2.50	7.0	0.2	32.3	6.9	1.48	24	44.7	1.30	6.2	90	-	-
2.50 to <10.00	0.5	0.2	9.2	0.1	7.77	8	8.4	3.20	-	37	-	-
10.00 to <100.00	1.7	-	-	1.7	75.00	1	45.0	1.00	2.2	130	0.7	-
100.00 (Default)	0.2	-	-	0.2	100.00	1	45.0	1.50	-	-	0.1	-
Sub-total	403.5	3.4	41.8	404.4	0.42	407	42.2	1.90	41.3	10	0.8	0.1

AIRB - Institutions
0.00 to <0.15	66.3	11.5	34.5	69.9	0.05	2,649	38.3	1.40	9.3	13	-	-
0.15 to <0.25	1.4	1.3	40.0	1.9	0.22	277	45.0	1.10	0.8	41	-	-
0.25 to <0.50	0.9	0.5	45.5	1.2	0.37	155	42.3	1.10	0.6	51	-	-
0.50 to <0.75	1.0	0.2	23.9	1.1	0.63	122	45.3	1.30	0.9	81	-	-
0.75 to <2.50	1.0	0.6	35.0	1.2	1.03	157	32.9	1.80	0.7	63	-	-
2.50 to <10.00	-	-	12.0	-	4.76	29	45.0	0.70	-	139	-	-
10.00 to <100.00	-	0.1	60.8	0.1	16.31	17	11.1	1.70	-	49	-	-
100.00 (Default)	-	-	90.0	-	100.00	2	81.9	1.00	-	-	-	-
Sub-total	70.6	14.2	35.3	75.4	0.10	3,408	38.6	1.40	12.3	16	-	0.1

AIRB - Corporate - specialised lending (excluding slotting)2
0.00 to <0.15	2.0	1.2	30.0	2.2	0.10	40	17.8	3.30	0.3	15	-	-
0.15 to <0.25	1.8	0.7	41.3	2.0	0.22	47	28.7	3.40	0.7	37	-	-
0.25 to <0.50	1.5	2.5	42.0	2.5	0.37	40	22.8	3.80	0.9	38	-	-
0.50 to <0.75	1.2	0.5	55.1	1.2	0.63	28	28.6	3.20	0.7	53	-	-
0.75 to <2.50	1.3	0.9	42.6	1.6	1.35	36	30.5	2.70	1.2	71	-	-
2.50 to <10.00	0.7	-	96.1	0.7	5.03	15	23.3	2.90	0.5	80	0.1	-
10.00 to <100.00	0.1	-	35.0	0.1	16.01	4	8.1	3.90	-	41	-	-
100.00 (Default)	0.2	0.1	73.7	0.2	100.00	12	18.7	4.60	0.2	95	-	-
Sub-total	8.8	5.9	41.2	10.5	2.94	222	24.6	3.30	4.5	44	0.1	0.1

AIRB - Corporate - Other
0.00 to <0.15	81.7	137.9	32.6	166.4	0.08	6,600	41.2	2.10	36.2	22	0.1	-
0.15 to <0.25	31.9	51.6	32.4	58.0	0.22	4,767	41.9	1.80	22.5	39	0.1	-
0.25 to <0.50	33.1	38.8	30.6	50.5	0.37	5,395	38.0	2.00	23.8	47	0.1	-
0.50 to <0.75	45.0	35.2	29.4	53.5	0.63	6,425	36.6	1.90	30.8	58	0.1	-
0.75 to <2.50	126.9	95.5	28.6	114.2	1.39	21,492	36.9	1.90	87.7	77	0.6	-
2.50 to <10.00	31.9	22.4	29.8	27.5	4.51	9,737	34.8	2.10	30.2	110	0.4	-
10.00 to <100.00	4.6	3.3	36.9	4.3	21.30	1,155	35.4	2.10	7.1	164	0.3	-
100.00 (Default)	4.3	0.9	36.2	4.7	100.00	1,099	39.9	1.80	3.8	81	2.6	-
Sub-total	359.4	385.6	31.2	479.1	1.92	56,670	39.0	2.00	242.1	51	4.3	3.8

Wholesale AIRB - Total at 30 Jun 20203	905.0	409.1	31.6	1,032.1	1.16	60,707	40.1	1.90	313.8	31	5.2	4.1

Table 32: IRB - Credit risk exposures by portfolio and PD range¹ ('CR6') (continued)
	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Average CCF	EAD post-CRM and post-CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWAs	RWA density	Expected loss	Value adjustments and provisions^
PD scale	$bn	$bn	%	$bn	%		%	years	$bn	%	$bn	$bn
AIRB - Secured by mortgages on immovable property SME
0.00 to <0.15	0.3	-	100.0	0.3	0.06	1,110	11.5	-	-	5	-	-
0.15 to <0.25	-	-	73.8	-	0.19	142	18.9	-	-	7	-	-
0.25 to <0.50	0.3	-	59.9	0.3	0.38	2,290	18.9	-	-	10	-	-
0.50 to <0.75	0.1	-	37.7	0.1	0.58	344	20.9	-	-	17	-	-
0.75 to <2.50	0.2	-	64.2	0.2	1.40	960	21.4	-	0.1	32	-	-
2.50 to <10.00	0.4	-	82.7	0.4	4.74	1,702	24.5	-	0.3	65	-	-
10.00 to <100.00	-	-	94.3	-	17.42	214	24.6	-	-	101	-	-
100.00 (Default)	0.1	-	2,173.3	0.1	100.00	385	28.8	-	0.1	129	-	-
Sub-total	1.4	-	75.8	1.4	6.05	7,147	19.7	-	0.5	34	-	-

AIRB - Secured by mortgages on immovable property non-SME
0.00 to <0.15	192.7	10.9	86.8	206.1	0.07	1,158,676	15.8	-	15.5	8	-	-
0.15 to <0.25	37.4	1.8	89.0	39.3	0.21	162,118	15.2	-	4.9	12	-	-
0.25 to <0.50	32.0	2.6	42.1	33.2	0.36	145,521	16.3	-	5.7	17	-	-
0.50 to <0.75	16.2	0.8	71.1	16.8	0.60	68,612	14.4	-	3.0	18	-	-
0.75 to <2.50	23.2	1.1	70.6	24.0	1.33	112,017	13.0	-	6.2	26	0.1	-
2.50 to <10.00	6.2	0.2	78.1	6.4	4.72	30,747	11.2	-	2.4	38	-	-
10.00 to <100.00	3.2	0.1	99.4	3.3	22.45	20,632	17.2	-	3.6	108	0.1	-
100.00 (Default)	2.3	-	76.2	2.3	100.00	17,855	24.4	-	2.1	92	0.6	-
Sub-total	313.2	17.5	78.5	331.4	1.23	1,716,178	15.5	-	43.4	13	0.8	0.4

AIRB - Qualifying revolving retail exposures
0.00 to <0.15	4.3	72.8	49.9	41.0	0.06	13,777,449	89.6	-	1.7	4	-	-
0.15 to <0.25	1.0	16.2	48.1	8.8	0.20	2,750,060	93.3	-	1.0	11	-	-
0.25 to <0.50	1.9	14.7	42.5	8.3	0.35	2,171,602	91.3	-	1.5	18	-	-
0.50 to <0.75	2.3	5.3	48.3	4.8	0.59	974,001	88.2	-	1.2	26	-	-
0.75 to <2.50	4.7	8.3	46.3	8.6	1.42	1,699,994	87.1	-	4.2	49	0.1	-
2.50 to <10.00	3.0	1.8	65.3	4.2	4.96	854,564	84.3	-	4.7	113	0.2	-
10.00 to <100.00	0.9	0.4	67.5	1.2	31.80	311,917	83.4	-	2.4	207	0.4	-
100.00 (Default)	0.3	0.1	30.3	0.4	100.00	203,294	77.1	-	0.8	220	0.2	-
Sub-total	18.4	119.6	48.7	77.3	1.51	22,742,881	89.4	-	17.5	23	0.9	1.3

AIRB - Other SME
0.00 to <0.15	0.1	0.4	33.3	0.2	0.09	93,690	74.0	-	-	13	-	-
0.15 to <0.25	-	0.2	46.0	0.1	0.23	71,103	93.5	-	-	33	-	-
0.25 to <0.50	0.1	0.3	57.3	0.3	0.39	127,153	74.1	-	0.1	39	-	-
0.50 to <0.75	0.2	0.3	75.9	0.5	0.62	123,447	63.0	-	0.2	43	-	-
0.75 to <2.50	1.3	1.2	54.2	1.6	1.57	336,924	65.7	-	1.1	70	-	-
2.50 to <10.00	5.3	1.2	46.7	2.1	4.86	176,794	46.4	-	1.7	77	0.1	-
10.00 to <100.00	0.3	0.1	53.9	0.3	20.33	65,623	72.9	-	0.4	132	-	-
100.00 (Default)	0.3	0.1	65.2	0.3	100.00	20,518	44.5	-	0.4	137	0.3	-
Sub-total	7.6	3.8	51.8	5.4	9.33	1,015,252	58.6	-	3.9	73	0.4	0.4

AIRB - Other non-SME
0.00 to <0.15	10.5	17.2	11.5	12.9	0.07	713,239	13.8	-	0.5	4	-	-
0.15 to <0.25	5.3	4.0	36.5	7.1	0.21	508,629	28.3	-	0.9	13	-	-
0.25 to <0.50	8.8	5.1	18.4	10.0	0.36	449,416	16.9	-	1.1	11	-	-
0.50 to <0.75	4.3	2.5	16.1	4.8	0.62	235,005	34.5	-	1.4	30	-	-
0.75 to <2.50	9.4	3.3	4.5	9.7	1.28	438,787	30.3	-	3.7	38	-	-
2.50 to <10.00	2.3	1.1	21.9	2.6	4.12	235,280	55.3	-	2.3	88	0.1	-
10.00 to <100.00	0.6	-	11.9	0.6	32.34	98,668	74.9	-	0.9	146	0.1	-
100.00 (Default)	0.3	-	60.1	0.3	100.00	43,069	58.7	-	0.5	145	0.3	-
Sub-total	41.5	33.2	15.6	48.0	1.81	2,722,093	25.3	-	11.3	24	0.5	0.7

Retail AIRB - Total at 30 Jun 2020	382.1	174.1	45.4	463.5	1.44	28,203,551	29.3	-	76.6	17	2.6	2.8

Table 32: IRB - Credit risk exposures by portfolio and PD range¹ ('CR6') (continued)
	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Average CCF	EAD post-CRM and post-CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWAs	RWA density	Expected loss	Value adjustments and provisions^
PD scale	$bn	$bn	%	$bn	%		%	years	$bn	%	$bn	$bn
FIRB - Central government and central banks
0.00 to <0.15	-	-	72.8	0.3	0.04	1	45.0	4.00	0.1	24	-	-
Sub-total	-	-	72.8	0.3	0.04	1	45.0	4.00	0.1	24	-	-

FIRB - Institutions
0.00 to <0.15	0.7	-	26.0	0.7	0.08	5	44.9	2.30	0.2	23	-	-
0.15 to <0.25	-	-	25.1	-	0.22	1	45.0	2.40	-	48	-	-
0.25 to <0.50	-	-	3.4	-	0.37	1	45.0	0.80	-	44	-	-
0.75 to <2.50	-	0.2	-	-	1.65	2	45.0	1.00	-	95	-	-
Sub-total	0.7	0.2	24.9	0.7	0.08	9	44.9	2.30	0.2	24	-	-

FIRB - Corporate - Other
0.00 to <0.15	29.2	50.7	53.8	58.7	0.08	5,198	40.4	2.20	13.7	23	-	-
0.15 to <0.25	18.2	19.0	46.7	26.4	0.22	6,070	35.6	2.20	10.2	39	-	-
0.25 to <0.50	15.7	12.7	39.0	19.8	0.37	6,414	35.9	2.20	10.1	51	-	-
0.50 to <0.75	13.5	10.5	32.0	16.3	0.63	5,438	35.6	2.20	10.2	63	-	-
0.75 to <2.50	34.7	21.3	34.6	39.5	1.40	34,566	39.0	2.20	34.5	88	0.2	-
2.50 to <10.00	12.6	7.0	44.0	14.7	4.55	7,074	39.4	2.40	19.3	131	0.3	-
10.00 to <100.00	2.7	1.0	39.5	3.0	17.47	1,247	42.4	2.00	5.6	190	0.2	-
100.00 (Default)	4.6	0.7	42.2	4.7	100.00	1,806	43.6	1.70	-	-	2.2	-
Sub-total	131.2	122.9	45.4	183.1	3.65	67,813	38.5	2.20	103.6	57	2.9	2.9

FIRB - Total at 30 Jun 2020	131.9	123.1	45.4	184.1	3.63	67,823	38.6	2.20	103.9	56	2.9	2.9

^     Figures have been prepared on an IFRS 9 transitional basis.
1     Securitisation positions are not included in this table.
2     Slotting exposures are disclosed in Table 34: Specialised lending on slotting approach ('CR10').
3     The 'Wholesale AIRB - Total' includes non-credit obligation assets ('NCOA') amounting to $62.7bn of original exposure and EAD, and $13.6bn of RWAs.

Table 32: IRB - Credit risk exposures by portfolio and PD range¹ ('CR6') (continued)
	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Average CCF	EAD post-CRM and post-CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWAs	RWA density	Expected loss	Value adjustments and provisions
PD scale	$bn	$bn	%	$bn	%		%	years	$bn	%	$bn	$bn
AIRB - Central government and central banks
0.00 to <0.15	328.5	2.6	42.9	329.6	0.02	269	41.6	2.10	26.1	8	-
0.15 to <0.25	2.0	0.3	2.6	2.0	0.22	11	45.0	1.40	0.8	38	-
0.25 to <0.50	2.3	-	20.0	2.3	0.37	12	45.0	1.20	1.1	50	-
0.50 to <0.75	2.4	0.3	60.6	2.6	0.63	15	45.0	1.10	1.6	64	-
0.75 to <2.50	5.6	0.2	31.1	5.4	1.39	21	44.5	1.20	4.8	89	-
2.50 to <10.00	0.5	0.2	0.2	0.1	7.58	8	7.8	3.30	-	31	-
10.00 to <100.00	1.5	-	-	1.5	75.00	5	45.0	1.00	1.9	130	0.6
100.00 (Default)	-	-	-	-	-	-	-	-	-	-	-
Sub-total	342.8	3.6	40.1	343.5	0.37	341	41.7	2.10	36.3	11	0.6	0.1

AIRB - Institutions
0.00 to <0.15	56.7	9.9	32.4	59.6	0.05	2,520	37.1	1.40	7.9	13	-
0.15 to <0.25	2.9	1.2	27.4	3.3	0.22	290	33.7	1.00	1.0	30	-
0.25 to <0.50	1.3	0.3	56.5	1.5	0.37	145	41.3	1.10	0.7	48	-
0.50 to <0.75	0.8	0.1	3.8	0.8	0.63	102	45.0	1.40	0.6	82	-
0.75 to <2.50	0.8	0.6	28.6	0.9	1.14	177	28.3	2.10	0.5	59	-
2.50 to <10.00	-	-	36.7	0.1	3.60	25	45.3	0.90	0.1	125	-
10.00 to <100.00	-	0.1	17.9	-	15.75	19	45.8	1.90	-	216	-
100.00 (Default)	-	-	-	-	100.00	1	45.8	1.00	-	10	-
Sub-total	62.5	12.2	32.0	66.2	0.09	3,279	37.0	1.40	10.8	16	-	-

AIRB - Corporate - Specialised Lending (excluding Slotting)2
0.00 to <0.15	2.1	1.2	39.5	2.5	0.10	40	20.5	3.30	0.4	17	-
0.15 to <0.25	1.8	0.8	32.0	2.0	0.22	44	29.3	3.80	0.8	40	-
0.25 to <0.50	1.1	0.6	40.1	1.2	0.37	31	27.0	3.50	0.5	43	-
0.50 to <0.75	1.1	0.2	52.6	1.0	0.63	24	26.1	3.70	0.6	53	-
0.75 to <2.50	1.2	0.7	51.5	1.4	1.40	35	28.3	3.10	1.0	74	-
2.50 to <10.00	0.6	-	69.2	0.5	4.51	13	25.3	3.30	0.4	85	-
10.00 to <100.00	0.1	-	57.5	0.1	18.28	4	12.3	2.50	0.1	64	-
100.00 (Default)	0.2	0.1	66.2	0.2	100.00	12	19.5	4.50	0.3	129	-
Sub-total	8.2	3.6	41.8	8.9	3.45	203	25.4	3.50	4.1	46	-	0.1

AIRB - Corporate - Other
0.00 to <0.15	107.4	171.5	36.0	212.1	0.08	10,842	40.7	2.10	45.5	21	0.1
0.15 to <0.25	50.0	64.0	36.4	83.8	0.22	9,967	38.8	2.00	32.2	38	0.1
0.25 to <0.50	55.4	51.0	32.9	75.3	0.37	11,148	36.6	2.10	35.3	47	0.1
0.50 to <0.75	54.1	40.5	31.6	63.2	0.63	10,296	35.0	2.00	35.7	57	0.1
0.75 to <2.50	142.5	101.3	30.0	132.2	1.36	41,384	37.0	1.90	103.4	78	0.7
2.50 to <10.00	34.7	25.8	33.0	32.7	4.31	11,505	38.7	1.90	38.8	119	0.6
10.00 to <100.00	5.0	3.7	39.1	4.9	17.34	1,812	33.1	1.90	7.6	156	0.3
100.00 (Default)	4.2	0.6	35.8	4.4	100.00	2,246	46.1	1.80	2.5	57	2.4
Sub-total	453.3	458.4	34.1	608.6	1.56	99,200	38.4	2.00	301.0	49	4.4	3.4

Wholesale AIRB - Total at 31 Dec 20193	929.2	477.8	34.2	1,089.6	1.09	103,023	39.3	2.00	365.5	34	5.0	3.6

Table 32: IRB - Credit risk exposures by portfolio and PD range¹ ('CR6') (continued)
	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Average CCF	EAD post-CRM and post-CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWAs	RWA density	Expected loss	Value adjustments and provisions
PD scale	$bn	$bn	%	$bn	%		%	years	$bn	%	$bn	$bn
AIRB - Secured by mortgages on immovable property SME
0.00 to <0.15	0.4	-	46.0	0.3	0.06	1,196	11.8	-	-	4	-
0.15 to <0.25	0.1	-	36.2	0.1	0.21	2,192	32.7	-	-	13	-
0.25 to <0.50	0.6	-	41.6	0.6	0.35	6,785	27.0	-	0.1	15	-
0.50 to <0.75	0.3	0.1	38.7	0.4	0.62	5,423	33.1	-	0.1	27	-
0.75 to <2.50	1.0	0.2	37.8	1.0	1.44	13,167	33.6	-	0.5	48	-
2.50 to <10.00	0.7	0.1	38.4	0.8	4.54	7,098	30.8	-	0.6	81	-
10.00 to <100.00	0.1	-	37.9	0.1	17.47	1,117	31.1	-	0.1	135	-
100.00 (Default)	0.1	-	66.0	0.1	100.00	1,042	33.8	-	0.1	85	0.1
Sub-total	3.3	0.4	38.9	3.4	5.03	38,020	29.5	-	1.5	45	0.1	0.1

AIRB - Secured by mortgages on immovable property non-SME
0.00 to <0.15	191.2	11.1	88.0	204.8	0.07	1,110,935	15.7	-	14.8	7	-
0.15 to <0.25	33.4	1.7	88.4	35.1	0.21	136,145	16.2	-	4.6	13	-
0.25 to <0.50	27.3	3.0	40.4	28.7	0.35	126,980	17.2	-	5.2	18	-
0.50 to <0.75	14.1	0.4	91.6	14.6	0.59	56,837	14.9	-	2.8	19	-
0.75 to <2.50	21.1	1.0	76.6	22.0	1.36	99,412	13.1	-	5.9	27	0.1
2.50 to <10.00	6.1	0.1	97.0	6.3	4.42	27,562	11.3	-	2.4	38	-
10.00 to <100.00	1.8	0.1	99.3	1.9	23.22	16,032	20.1	-	2.4	129	0.1
100.00 (Default)	2.3	-	77.9	2.3	100.00	17,845	23.8	-	2.3	98	0.6
Sub-total	297.3	17.4	79.3	315.7	1.18	1,591,748	15.7	-	40.4	13	0.8	0.2

AIRB - Qualifying revolving retail exposures
0.00 to <0.15	5.8	72.5	49.4	41.4	0.06	13,492,492	89.4	-	1.8	4	-
0.15 to <0.25	1.3	15.7	49.0	8.9	0.20	2,827,957	92.5	-	1.0	11	-
0.25 to <0.50	2.5	14.2	41.9	8.4	0.36	2,155,649	90.3	-	1.5	18	-
0.50 to <0.75	2.9	5.3	48.2	5.4	0.61	1,012,194	87.4	-	1.4	26	-
0.75 to <2.50	6.1	7.8	47.9	9.8	1.43	1,894,368	86.0	-	4.7	48	0.1
2.50 to <10.00	3.7	1.8	63.8	4.8	4.91	887,239	84.2	-	5.3	111	0.2
10.00 to <100.00	1.0	0.4	65.2	1.2	30.09	315,052	84.3	-	2.6	209	0.4
100.00 (Default)	0.3	-	25.3	0.3	100.00	151,301	77.9	-	0.5	195	0.2
Sub-total	23.6	117.7	48.5	80.2	1.40	22,736,252	88.8	-	18.8	23	0.9	1.0

AIRB - Other SME
0.00 to <0.15	0.1	0.4	31.5	0.2	0.09	99,557	73.9	-	-	14	-
0.15 to <0.25	-	0.3	37.6	0.1	0.23	76,713	85.0	-	-	31	-
0.25 to <0.50	0.2	0.5	48.4	0.4	0.38	135,359	76.5	-	0.2	40	-
0.50 to <0.75	0.2	0.5	58.2	0.5	0.64	126,958	67.2	-	0.2	46	-
0.75 to <2.50	1.1	1.2	54.9	1.7	1.60	327,051	68.3	-	1.2	69	-
2.50 to <10.00	1.7	1.1	49.6	2.5	4.85	183,343	59.7	-	1.9	80	0.1
10.00 to <100.00	0.4	0.1	61.3	0.5	20.11	75,895	76.8	-	0.7	141	0.1
100.00 (Default)	0.3	0.1	77.9	0.3	100.00	19,210	44.3	-	0.5	138	0.2
Sub-total	4.0	4.2	50.3	6.2	9.41	1,044,086	65.3	-	4.7	76	0.4	0.3

AIRB - Other non-SME
0.00 to <0.15	15.1	14.7	15.8	17.7	0.07	675,819	12.5	-	0.7	4	-
0.15 to <0.25	8.1	3.7	39.7	9.9	0.20	529,201	24.7	-	1.2	12	-
0.25 to <0.50	12.2	4.4	24.8	13.5	0.37	459,987	19.0	-	1.6	13	-
0.50 to <0.75	7.9	1.8	22.8	8.4	0.62	246,120	22.6	-	1.7	20	-
0.75 to <2.50	13.2	1.7	9.7	13.5	1.31	490,546	24.9	-	4.1	30	-
2.50 to <10.00	3.5	1.1	23.7	3.9	4.27	238,724	34.0	-	2.0	52	0.1
10.00 to <100.00	0.8	-	16.4	0.9	23.85	96,236	42.5	-	0.7	86	0.1
100.00 (Default)	0.3	-	59.5	0.3	100.00	36,471	48.4	-	0.4	114	0.2
Sub-total	61.1	27.4	20.9	68.1	1.48	2,773,104	21.0	-	12.4	18	0.4	0.4

Retail AIRB - Total at 31 Dec 2019	389.3	167.1	47.3	473.6	1.40	28,183,210	29.6	-	77.8	16	2.6	2.0

Table 32: IRB - Credit risk exposures by portfolio and PD range¹ ('CR6') (continued)
	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Average CCF	EAD post-CRM and post-CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWAs	RWA density	Expected loss	Value adjustments and provisions
PD scale	$bn	$bn	%	$bn	%		%	years	$bn	%	$bn	$bn
FIRB - Central government and central banks
0.00 to <0.15	-	-	75	0.1	0.03	1	45.0	3.60	-	20	-
Sub-total	-	-	75	0.1	0.03	1	45.0	3.60	-	20	-	-

FIRB - Institutions
0.00 to <0.15	0.7	-	29.3	0.6	0.08	2	45.0	2.70	0.2	25	-
0.15 to <0.25	-	-	40.9	-	0.22	1	45.0	2.40	-	48	-
0.25 to <0.50	-	-	16.9	-	0.37	1	45.0	0.10	-	36	-
Sub-total	0.7	-	31.3	0.6	0.08	4	45.0	2.70	0.2	26	-	-

FIRB - Corporate - Other
0.00 to <0.15	10.2	15.5	38.5	17.0	0.08	1,357	44.1	2.10	4.1	24	-
0.15 to <0.25	4.8	6.5	39.9	7.0	0.22	1,431	43.8	2.40	3.3	47	-
0.25 to <0.50	4.6	5.8	28.4	6.1	0.37	1,905	42.8	1.90	3.5	56	-
0.50 to <0.75	4.5	6.8	33.7	6.7	0.63	1,676	39.0	1.60	4.2	63	-
0.75 to <2.50	10.7	10.0	21.4	12.1	1.32	5,329	43.1	1.60	10.8	89	0.1
2.50 to <10.00	3.7	2.9	20.6	3.7	4.60	1,239	42.4	1.60	4.9	133	0.1
10.00 to <100.00	0.6	0.5	21.4	0.7	13.62	186	43.7	1.40	1.3	197	-
100.00 (Default)	0.8	0.2	20.7	0.9	100.00	435	43.7	2.10	-	-	0.4
Sub-total	39.9	48.2	32.1	54.2	2.59	13,558	42.9	1.90	32.1	59	0.6	0.5

FIRB - Total at 31 Dec 2019	40.6	48.2	32.1	54.9	2.55	13,563	43.0	1.90	32.3	59	0.6	0.5

^     Figures have been prepared on an IFRS 9 transitional basis.
1     Securitisation positions are not included in this table.
2     Slotting exposures are disclosed in Table 34: Specialised lending on slotting approach ('CR10').
3     The 'Wholesale AIRB - Total' includes non-credit obligation assets ('NCOA') amounting to $62.4bn of original exposure and EAD, and $13.3bn of RWAs.

Table 33: IRB - Effect on RWA of credit derivatives used as CRM techniques ('CR7')
			At
			30 Jun 2020		31 Dec 2019
			Pre-credit derivatives RWAs	Actual RWAs	Pre-credit derivatives RWAs	Actual RWAs
		Footnotes	$bn	$bn	$bn	$bn
1	Exposures under FIRB		104.9	103.9	32.3	32.3
2	Central governments and central banks		0.1	0.1	-	-
3	Institutions		0.2	0.2	0.2	0.2
6	Corporates - other		104.6	103.6	32.1	32.1
7	Exposures under AIRB	1	412.9	411.9	467.1	465.9
8	Central governments and central banks		41.3	41.3	36.3	36.3
9	Institutions		12.3	12.3	10.8	10.8
11	Corporates - specialised lending		26.0	26.0	26.8	26.8
12	Corporates - other		243.1	242.1	302.1	300.9
13	Retail - secured by real estate SMEs		0.5	0.5	1.5	1.5
14	Retail - secured by real estate non-SMEs		43.4	43.4	40.4	40.4
15	Retail - qualifying revolving		17.5	17.5	18.8	18.8
16	Retail - other SMEs		3.9	3.9	4.7	4.7
17	Retail - other non-SMEs		11.3	11.3	12.4	12.4
19	Other non-credit obligation assets		13.6	13.6	13.3	13.3
20	Total		517.8	515.8	499.4	498.2

1     Securitisation positions are not included in this table.

Table 34: Specialised lending on slotting approach ('CR10')
		On-balance sheet amount	Off-balance sheet amount	Risk weight	Exposure amount	RWAs	Expected loss
Regulatory categories	Remaining maturity
		$bn	$bn	%	$bn	$bn	$bn
Category 1	Less than 2.5 years	14.6	2.1	50	15.4	7.7	-
	Equal to or more than 2.5 years	10.1	1.5	70	10.8	7.6	-
Category 2	Less than 2.5 years	4.4	0.6	70	4.7	3.3	-
	Equal to or more than 2.5 years	2.1	0.4	90	2.2	2.0	-
Category 3	Less than 2.5 years	0.6	-	115	0.6	0.7	-
	Equal to or more than 2.5 years	0.1	-	115	0.1	0.1	-
Category 4	Less than 2.5 years	0.1	-	250	0.1	0.1	-
	Equal to or more than 2.5 years	-	-	250	-	-	-
Category 5	Less than 2.5 years	0.3	-	-	0.4	-	0.2
	Equal to or more than 2.5 years	0.2	-	-	0.3	-	0.2
Total at 30 Jun 2020	Less than 2.5 years	20.0	2.7	-	21.2	11.8	0.2
	Equal to or more than 2.5 years	12.5	1.9	-	13.4	9.7	0.2

Category 1	Less than 2.5 years	15.6	2.6	50	16.7	8.4	-
	Equal to or more than 2.5 years	11.5	2.3	70	12.5	8.7	0.1
Category 2	Less than 2.5 years	3.6	0.3	70	3.7	2.6	-
	Equal to or more than 2.5 years	2.0	0.8	90	2.3	2.1	-
Category 3	Less than 2.5 years	0.5	-	115	0.5	0.5	-
	Equal to or more than 2.5 years	0.1	-	115	0.1	0.1	-
Category 4	Less than 2.5 years	0.1	-	250	0.1	0.2	-
	Equal to or more than 2.5 years	-	-	250	-	-	-
Category 5	Less than 2.5 years	0.5	-	-	0.8	-	0.4
	Equal to or more than 2.5 years	-	-	-	0.1	-	-
Total at 31 Dec 2019	Less than 2.5 years	20.3	2.9	-	21.8	11.7	0.4
	Equal to or more than 2.5 years	13.6	3.1	-	15.0	10.9	0.1

Counterparty credit risk

Counterparty credit risk ('CCR') risk arises for derivatives and securities financing transactions ('SFT'). It is calculated in both the trading and non-trading books, and represents the risk that a counterparty may default before settlement of the transaction. CCR is generated primarily in our wholesale global businesses.

Four approaches may be used under CRD IV to calculate exposure values for CCR: mark-to-market, original exposure, standardised and IMM. Exposure values calculated under these approaches are used to determine RWAs. Across the Group, we use the mark-to-market and IMM approaches.

For further information, a summary of our current policies and practices for the management of counterparty credit risk is set out in 'Counterparty credit risk' on page 55 of the Pillar 3 Disclosures at 31 December 2019.

Table 35: Analysis of counterparty credit risk exposure by approach (excluding centrally cleared exposures)¹ ('CCR1')
		Replacement cost	Potential future exposure	Effective expected positive exposure	Multiplier	EAD post-CRM	RWAs
		$bn	$bn	$bn	$bn	$bn	$bn
1	Mark-to-market	10.6	21.6	-	-	32.2	12.7
4	Internal model method	-	-	34.9	1.4	48.8	18.3
6	- of which: derivatives and long settlement transactions2	-	-	34.9	1.4	48.8	18.3
9	Financial collateral comprehensive method (for SFTs)	-	-	-	-	45.9	7.4
11	Total at 30 Jun 2020	10.6	21.6	34.9	1.4	126.9	38.4

1	Mark-to-market	7.6	22.5	-	-	30.1	12.4
4	Internal model method	-	-	34.8	1.4	48.7	18.7
6	- of which: derivatives and long settlement transactions2	-	-	34.8	1.4	48.7	18.7
9	Financial collateral comprehensive method (for SFTs)	-	-	-	-	50.4	7.9
11	Total at 31 Dec 2019	7.6	22.5	34.8	1.4	129.2	39.0

1     As the Group does not use the original exposure method, notional values are not reported.
2     Prior to the implementation of SA-CCR, exposures reported here will be those under the mark-to-market method.

Credit valuation adjustment

Credit valuation adjustments ('CVA') represent the risk of loss as a result of adverse changes to the credit quality of counterparties in derivative transactions. Where we have both specific risk VaR approval and IMM approval for a product, the CVA VaR approach has been used to calculate the CVA capital charge.

Where we do not hold both approvals, the standardised approach has been applied. Certain counterparty exposures are exempt from CVA, such as non-financial counterparties and sovereigns.

Table 36: Credit valuation adjustment capital charge ('CCR2')
		At
		30 Jun 2020		31 Dec 2019
		EAD post-CRM	RWAs	EAD post-CRM	RWAs
		$bn	$bn	$bn	$bn
1	Total portfolios subject to the Advanced CVA capital charge	20.9	3.1	22.2	3.1
2	- VaR component (including the 3 × multiplier)		0.6		0.5
3	- stressed VaR component (including the 3 × multiplier)		2.5		2.6
4	All portfolios subject to the Standardised CVA capital charge	13.3	0.6	13.6	0.9
5	Total subject to the CVA capital charge	34.2	3.7	35.8	4.0

The following table presents information on the risk weighting of CCR exposures under the standardised approach by regulatory portfolio.

Table 37: Standardised approach - CCR exposures by regulatory portfolio and risk weights ('CCR3')
	Risk weight	0%	10%	20%	50%	75%	100%	150%	Others	Total credit exposure	Of which: unrated
1	Central governments and central banks	4.7	-	-	-	-	-	-	-	4.7	-
2	Regional government or local authorities	2.7	-	-	-	-	-	-	-	2.7	-
6	Institutions	-	-	-	0.1	-	0.1	-	-	0.2	-
7	Corporates	-	-	-	-	-	1.5	-	-	1.5	1.3
	Total at 30 Jun 2020	7.4	-	-	0.1	-	1.6	-	-	9.1	1.3

1	Central governments and central banks	8.8	-	-	-	-	-	-	-	8.8	-
2	Regional government or local authorities	2.5	-	-	-	-	-	-	-	2.5	-
6	Institutions	-	-	-	0.1	-	0.1	-	-	0.2	-
7	Corporates	-	-	-	-	-	2.1	-	-	2.1	1.9
	Total at 31 Dec 2019	11.3	-	-	0.1	-	2.2	-	-	13.6	1.9

Table 38: IRB - CCR exposures by portfolio and PD scale ('CCR4')
	EAD post-CRM	Average PD	Number of obligors	Average LGD	Average maturity	RWAs	RWA density
PD scale	$bn	%		%	years	$bn	%
AIRB - Central government and central banks
0.00 to <0.15	12.0	0.03	89	44.7	1.04	0.8	6
0.15 to <0.25	0.4	0.22	9	45.0	0.42	0.1	28
0.25 to <0.50	0.1	0.37	8	39.3	1.90	0.1	51
0.50 to <0.75	-	-	-	-	-	-	-
0.75 to <2.50	0.3	1.99	8	45.0	1.40	0.3	104
2.50 to <10.00	-	7.85	4	45.0	8.00	-	218
10.00 to <100.00	0.3	75.00	1	45.0	1.00	0.4	130
Sub-total	13.1	2.11	119	44.6	1.00	1.7	13

AIRB - Institutions
0.00 to <0.15	41.6	0.07	4,305	44.8	1.07	8.0	19
0.15 to <0.25	2.8	0.22	398	41.3	1.43	1.2	44
0.25 to <0.50	0.5	0.37	85	45.0	1.30	0.3	58
0.50 to <0.75	0.4	0.63	83	45.6	1.07	0.3	72
0.75 to <2.50	0.5	1.14	157	45.0	1.48	0.5	94
2.50 to <10.00	-	5.07	24	45.4	1.03	-	154
10.00 to <100.00	-	17.74	11	48.3	2.55	0.1	228
100.00 (Default)	-	100.00	1	45.0	1.00	-	-
Sub-total	45.8	0.11	5,064	44.6	1.10	10.4	23

AIRB - Corporates
0.00 to <0.15	14.8	0.07	3,542	44.0	2.14	3.5	24
0.15 to <0.25	5.3	0.22	1,325	45.8	2.07	2.4	46
0.25 to <0.50	2.1	0.37	641	44.3	1.91	1.2	57
0.50 to <0.75	1.6	0.63	629	42.1	2.67	1.2	79
0.75 to <2.50	3.3	1.32	2,152	44.3	1.69	3.2	97
2.50 to <10.00	0.5	5.01	348	45.7	1.67	0.7	139
10.00 to <100.00	0.1	20.94	52	48.0	1.72	0.2	244
100.00 (Default)	-	100.00	10	42.7	4.35	-	-
Sub-total	27.7	0.59	8,699	44.3	2.08	12.4	45

AIRB - Total at 30 Jun 2020	86.6	0.57	13,882	44.5	1.40	24.5	28

FIRB - Corporates
0.00 to <0.15	20.0	0.08	3,125	44.1	1.72	4.3	21
0.15 to <0.25	4.2	0.22	754	44.9	1.53	1.6	37
0.25 to <0.50	1.5	0.37	540	45.0	1.45	0.8	55
0.50 to <0.75	1.6	0.63	496	45.0	1.58	1.3	79
0.75 to <2.50	3.2	1.43	1,859	45.0	1.60	3.3	105
2.50 to <10.00	0.5	4.02	395	45.0	1.63	0.6	140
10.00 to <100.00	0.1	13.12	57	45.0	1.48	0.2	209
100.00 (Default)	-	100.00	28	45.0	1.12	-	-
FIRB - Total at 30 Jun 2020	31.1	0.42	7,254	44.4	1.66	12.1	39

Total (all portfolios) at 30 Jun 2020	117.7	0.53	21,136	44.5	1.47	36.6	31

Table 38: IRB - CCR exposures by portfolio and PD scale ('CCR4') (continued)
	EAD post-CRM	Average PD	Number of obligors	Average LGD	Average maturity	RWAs	RWA density
PD scale	$bn	%		%	years	$bn	%
AIRB - Central government and central banks
0.00 to <0.15	10.5	0.02	97	44.6	0.93	0.6	6
0.15 to <0.25	0.2	0.22	12	45.0	1.22	0.1	35
0.25 to <0.50	-	0.37	7	45.0	2.01	-	59
0.50 to <0.75	-	0.63	1	45.0	2.35	-	80
0.75 to <2.50	0.3	1.64	6	45.0	1.77	0.3	104
2.50 to <10.00	-	6.65	2	33.8	7.00	-	195
Sub-total	11.0	0.07	125	44.7	0.96	1.0	9

AIRB - Institutions
0.00 to <0.15	41.0	0.07	4,551	44.4	1.20	8.5	21
0.15 to <0.25	3.0	0.22	409	44.9	1.60	1.4	48
0.25 to <0.50	0.7	0.37	85	46.2	1.50	0.4	65
0.50 to <0.75	0.3	0.63	62	42.8	1.10	0.3	79
0.75 to <2.50	0.4	1.21	130	45.1	2.10	0.4	107
2.50 to <10.00	0.1	4.91	29	47.6	1.10	0.1	151
10.00 to <100.00	-	12.23	8	46.1	2.90	-	229
100.00 (Default)	-	100.00	1	45.0	1.00	-	365
Sub-total	45.5	0.12	5,275	44.6	1.20	11.1	24

AIRB - Corporates
0.00 to <0.15	30.5	0.07	5,498	44.1	1.80	6.8	22
0.15 to <0.25	9.7	0.22	1,962	45.7	1.59	4.1	42
0.25 to <0.50	3.9	0.37	1,039	46.0	1.46	2.2	57
0.50 to <0.75	3.1	0.63	941	43.0	1.88	2.5	80
0.75 to <2.50	5.2	1.34	3,493	46.3	1.41	5.3	102
2.50 to <10.00	0.8	3.95	549	48.7	1.73	1.2	152
10.00 to <100.00	-	18.17	63	48.0	1.62	-	230
100.00 (Default)	-	100.00	13	39.6	1.96	-	-
Sub-total	53.2	0.37	13,558	44.7	1.70	22.1	42

AIRB - Total at 31 Dec 2019	109.7	0.19	19,279	49.0	1.30	34.2	31

FIRB - Corporates
0.00 to <0.15	3.7	0.07	1,188	45.0	1.98	0.8	22
0.15 to <0.25	0.6	0.22	156	45.0	1.59	0.2	41
0.25 to <0.50	0.5	0.37	166	45.0	1.29	0.3	55
0.50 to <0.75	0.2	0.63	119	45.0	1.21	0.1	72
0.75 to <2.50	0.6	1.41	516	45.0	1.80	0.6	101
2.50 to <10.00	0.1	4.86	129	45.0	2.59	0.2	162
10.00 to <100.00	-	10.08	14	45.0	1.03	-	200
100.00 (Default)	-	100.00	5	45.0	1.08	-	-
FIRB - Total at 31 Dec 2019	5.7	0.44	2,293	45.0	1.85	2.2	39

Total (all portfolios) at 31 Dec 2019	115.4	0.25	21,572	44.7	1.58	36.4	32

Collateral arrangements

Our policy is to revalue all traded transactions and associated collateral positions on a daily basis. An independent collateral management function manages the collateral process, including pledging and receiving collateral and investigating disputes and non-receipts. Eligible collateral types are controlled under a policy to ensure price transparency, price stability, liquidity, enforceability, independence, reusability and eligibility for regulatory purposes.

A valuation 'haircut' policy reflects the fact that collateral may fall in value between the date the collateral was called and the date of liquidation or enforcement. Approximately 99% of collateral held as variation margin under credit support annexes is either cash or liquid government securities.

Table 39: Impact of netting and collateral held on exposure values ('CCR5-A')
		Gross positive fair value or net carrying amount	Netting benefits	Netted current credit exposure	Collateral held	Net credit exposure
		$bn	$bn	$bn	$bn	$bn
1	Derivatives	674.6	505.7	168.9	67.4	101.5
2	SFTs	902.3	-	902.3	856.9	45.4
4	Total at 30 Jun 2020	1,576.9	505.7	1,071.2	924.3	146.9

1	Derivatives	595.4	442.8	152.6	51.9	100.7
2	SFTs	865.1	-	865.1	814.6	50.5
4	Total at 31 Dec 2019	1,460.5	442.8	1,017.7	866.5	151.2

Table 40: Composition of collateral for CCR exposure ('CCR5-B')
		Collateral used in derivative transactions				Collateral used in SFTs
		Fair value of collateral received		Fair value of posted collateral		Fair value of collateral received	Fair value of posted collateral
		Segregated	Unsegregated	Segregated	Unsegregated
		$bn	$bn	$bn	$bn	$bn	$bn
1	Cash - domestic currency	-	9.2	-	9.9	68.2	95.3
2	Cash - other currencies	-	58.1	-	52.0	280.6	408.9
3	Domestic sovereign debt	-	8.1	0.7	7.8	87.7	78.4
4	Other sovereign debt	-	9.7	3.1	15.4	366.8	270.1
5	Government agency debt	-	0.2	-	0.1	3.2	5.2
6	Corporate bonds	-	2.3	0.9	0.9	48.4	11.1
7	Equity securities	-	0.1	0.1	-	39.2	32.7
8	Other collateral	-	0.5	3.0	1.3	1.8	0.6
9	Total at 30 Jun 2020	-	88.2	7.8	87.4	895.9	902.3

1	Cash - domestic currency	-	6.8	-	7.8	57.4	98.6
2	Cash - other currencies	-	48.1	-	45.3	287.4	374.1
3	Domestic sovereign debt	-	7.3	0.5	6.4	90.4	64.7
4	Other sovereign debt	-	5.1	2.8	11.3	327.0	275.4
5	Government agency debt	-	0.2	-	0.1	6.5	1.0
6	Corporate bonds	-	1.0	0.7	0.3	47.2	10.5
7	Equity securities	-	0.2	0.2	-	39.1	40.6
8	Other collateral	-	0.2	2.8	1.6	1.7	0.2
9	Total at 31 Dec 2019	-	68.9	7.0	72.8	856.7	865.1

Central counterparties

While exchange traded derivatives have been cleared through central counterparties ('CCPs') for many years, recent regulatory initiatives designed to reduce systemic risk in the banking system are directing increasing volumes of OTC derivatives to be cleared through CCPs.

To manage the significant concentration of risk in CCPs that results from this, we have developed a risk appetite framework to manage risk accordingly, at the level of individual CCPs and globally. A dedicated CCP risk team has been established to manage the interface with CCPs and undertake in-depth due diligence of the unique risks associated with these organisations.

Table 41: Exposures to central counterparties ('CCR8')
		At
		30 Jun 2020		31 Dec 2019
		EAD post-CRM	RWAs	EAD post-CRM	RWAs
		$bn	$bn	$bn	$bn
1	Exposures to qualifying central counterparties ('QCCPs') (total)	32.4	1.0	33.4	1.1
2	Exposures for trades at QCCPs (excluding initial margin and default fund contributions)	12.9	0.3	15.2	0.3
3	- OTC derivatives	4.6	0.1	5.1	0.1
4	- exchange-traded derivatives	4.1	0.1	5.4	0.1
5	- securities financing transactions	4.2	0.1	4.7	0.1
7	Segregated initial margin	7.8		6.9
8	Non-segregated initial margin	11.7	0.2	11.3	0.2
9	Pre-funded default fund contributions	-	0.5	-	0.6

Table 42: Credit derivatives exposures ('CCR6')
		At
		30 Jun 2020		31 Dec 2019
		Protection bought	Protection sold	Protection bought	Protection sold
	Footnotes	$bn	$bn	$bn	$bn
Notionals
Credit derivative products used for own credit portfolio
- index credit default swaps		6.3	3.6	9.4	7.7
Total notionals used for own credit portfolio		6.3	3.6	9.4	7.7
Credit derivative products used for intermediation	1
- index credit default swaps		159.0	140.6	160.7	142.0
- total return swaps		10.2	9.5	15.4	9.7
Total notionals used for intermediation		169.2	150.1	176.1	151.7
Total credit derivative notionals		175.5	153.7	185.5	159.4
Fair values
- Positive fair value (asset)		2.2	1.4	2.4	2.3
- Negative fair value (liability)		(1.8)	(3.2)	(2.8)	(2.8)

1     These are products where we act as an intermediary for our clients, enabling them to take a position in the underlying securities. These do not increase risk for HSBC.

Securitisation

Securitisation strategy
HSBC acts as originator, sponsor, and investor to securitisation positions. Our strategy is to use securitisation to meet our needs for aggregate funding or capital management, to the extent that market conditions, regulatory treatments and other conditions are suitable, and for customer facilitation.
Securitisations on the banking book follow a detailed due diligence framework in accordance with the new securitisation framework. Wholesale Credit Risk conducts the credit approval process in line with HSBC policies and procedures.
Securitisations on the trading book also follow the due diligence framework, which accords with the requirements of the securitisation regulation. Detailed risk limits and criteria are provided by the Traded Risk function and monitored in line with HSBC policies and procedures.
HSBC does not provide support to its originated or sponsored securitisation transactions as a policy.

Securitisation activity
Our roles in the securitisation process are as follows:
●     originator: where we originate the assets being securitised, either directly or indirectly;
●     sponsor: where we establish and manage a securitisation programme that purchases exposures from third parties; and
●     investor: where we invest in a securitisation transaction directly or provide derivatives or liquidity facilities to a securitisation.

HSBC as originator
We are originator of three securitisation programmes, details of which are given in the table below.
We use SPEs to securitise customer loans and advances and other debt that we have originated in order to diversify our sources of funding for asset origination and for capital efficiency purposes. In such cases, we transfer the loans and advances to the SPEs for cash, and the SPEs issue debt securities to investors to fund the cash purchases.
In addition, we use SPEs to mitigate the capital absorbed by some of the customer loans and advances we have originated. Credit derivatives and financial guarantees are used to transfer the credit risk associated with such customer loans and advances, using an approach commonly known as synthetic securitisation.

Please click on the link below to view the following chart and Pillar 3 document in full:

http://www.rns-pdf.londonstockexchange.com/rns/6315V_1-2020-8-10.pdf

HBEU	Metrix Portfolio Distribution Plc	Corporate loans	Dec-15	Dec-22	1,115	58	43
HBEU	Metrix Portfolio Distribution Plc	Corporate loans	Dec-19	Dec-26	2,053	72	45
HBUK	Metrix Portfolio Distribution Plc	Corporate loans	Dec-19	Dec-26	2,808	119	52

HSBC as sponsor
We are sponsor to two securitisation entities that manage a securitisation programme, which purchases exposures from third parties. Details of these can be found in the table below.
We hold all of the commercial paper issued by Solitaire Funding Limited, which is HSBC's sponsored securitisation entity. These are considered legacy businesses, and exposures are being repaid as the securities they hold amortise or are sold.
The Group's exposures to Barion Funding Limited and Malachite Funding Limited at 31 December 2019 are not significant and limited to balances associated with the winding-up of these entities.
Further details are available in Note 20 of the financial statements in the Annual Report and Accounts 2019.

Please click on the link below to view the following chart and Pillar 3 document in full:

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Solitaire	Asset-backed commercial paper ('ABCP') conduit to which a first-loss letter of credit and transaction-specific liquidity facilities are provided	Consolidated for regulatory capital purposes
Regency	Multi-seller conduit to which senior liquidity facilities and programme-wide credit enhancement are provided	Exposures (including derivatives and liquidity facilities) are risk weighted as securitisation positions

HSBC as investor
We have exposure to third-party securitisations across a wide range of sectors in the form of investments, liquidity facilities and as a derivative counterparty.

Monitoring of securitisation positions
Securitisation positions are managed by dedicated teams that uses a combination of market standard systems and third-party data providers to monitor performance data and manage market and credit risks.
In the case of legacy re-securitisation positions, similar processes are conducted in respect of the underlying securitisations.
The liquidity risk of securitised assets is consistently managed as part of the Group's liquidity and funding risk management framework.

Securitisation accounting treatment
For accounting purposes, we consolidate structured entities (including SPEs) when the substance of the relationship indicates that we control them; that is, we are exposed, or have rights, to variable returns from our involvement with the structured entity and have the ability to affect those returns through our power over the entity.
Full details of these assessments and our accounting policy on structured entities may be found in Note 1.2(a) and Note 20 on the financial statements respectively of the Annual Report and Accounts 2019.
We reassess the need to consolidate whenever there is a change in the substance of the relationship between HSBC and a structured entity.
HSBC enters into transactions in the normal course of business by which it transfers financial assets to structured entities. Depending on the circumstances, these transfers may either result in these  financial assets being fully or partly derecognised, or continuing to be recognised in their entirety. Full derecognition occurs when we transfer our contractual right to receive cash flows from the financial assets, or assume an obligation to pass on the cash flows from the assets, and transfer substantially all the risks and rewards of ownership. Only in the event that derecognition is achieved are sales and any resultant gains recognised in the financial statements.

Partial derecognition occurs when we sell or otherwise transfer financial assets in such a way that some but not substantially all of the risks and rewards of ownership are transferred and control is retained. These financial assets are recognised on the balance sheet to the extent of our continuing involvement and an associated liability is also recognised. The net carrying amount of the financial asset and associated liability will be based on either the amortised cost or the fair value of the rights and obligations retained by the entity, depending upon the measurement basis of the financial asset.

Further disclosure of such transfers may be found in Note 17 on the financial statements of the Annual Report and Accounts 2019.

Valuation of securitisation positions

The process of valuing our investments in securitisation exposures primarily focuses on quotations from third parties, observed trade levels and calibrated valuations from market standard models.

Our hedging and credit risk mitigation strategy, with regards to retained securitisation and re-securitisation exposures, is to continually review our positions.

Regulatory treatment

For regulatory purposes, any reduction in RWAs that would be achieved by our own originated securitisations must receive the PRA's permission and be justified by a commensurate transfer of credit risk to third parties. If achieved, the underlying assets are de-recognised for regulatory purposes and any retained exposures to the securitisation, including derivatives or liquidity facilities, are risk weighted as securitisation positions.

For both non-trading book and trading book securitisation positions we follow the hierarchy of RWA calculation approaches as described in the securitisation framework. Our originated positions are all reported under the internal ratings-based approach ('SEC-IRBA').

Our positions in the sponsored Solitaire programme and our investment in third-party positions are spread across the standardised approach ('SEC-SA') and the external ratings-based approach ('SEC-ERBA'). The new securitisation framework came into force in the EU for new transactions from 1 January 2019. Existing positions were subject to 'grandfathering' provisions and were reported under the old approach at 31 December 2019. These exposures were transferred to the new framework on

1 January 2020. Our exposures subject to the approaches under the old framework at 31 December 2019 included $9.2bn under the rating-based method ('RBM'), $5.8bn under the internal assessment approach ('IAA'), and $1.8bn under the standardised approach ('SA').

For our sponsored positions in Regency we use IAA. An eligible rating agency methodology, which includes stress factors, is applied to each asset class in order to derive the equivalent rating level for each transaction. This methodology is verified by the Credit Risk function as part of the approval process for each new transaction. The performance of each underlying asset portfolio is monitored to confirm that the applicable equivalent rating level still applies and is independently verified. Our IAA approach is audited annually by Internal Model Review and is subject to review by the PRA.

Analysis of securitisation positions

Our involvement in securitisation activities reflects the following:

●     $6.0bn positions held as synthetic transactions (2019: $7.2 bn);

●     no assets awaiting securitisation and no material realised losses on securitisation asset disposals during the year;

●     unrealised losses on asset-backed securities ('ABS') of $0.2bn in the year (2019: $0.2bn), which related to assets within SPEs that are consolidated for regulatory purposes; and

●     off-balance sheet exposure of $11.0bn (2019: $11.1 bn), mainly related to contingent liquidity lines provided to securitisation vehicles where we act as sponsor, with a small amount from derivative exposures where we are an investor. The off-balance sheet exposures are held in the non-trading book and the exposure types are spread across multiple products and re-securitisations.

Table 43: Securitisation exposures in the non-trading book ('SEC1')
		Bank acts as originator			Bank acts as sponsor			Bank acts as investor
		Traditional	Synthetic	Sub-total	Traditional	Synthetic	Sub-total	Traditional	Synthetic	Sub-total
		$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
1	Retail (total)	-	-	-	8.3	-	8.3	12.2	-	12.2
2	- residential mortgage	-	-	-	2.6	-	2.6	4.1	-	4.1
3	- credit card	-	-	-	-	-	-	2.1	-	2.1
4	- other retail exposures	-	-	-	5.7	-	5.7	6.0	-	6.0
6	Wholesale (total)	-	6.0	6.0	4.2	-	4.2	3.5	-	3.5
7	- loans to corporates	-	6.0	6.0	-	-	-	0.5	-	0.5
8	- commercial mortgage	-	-	-	0.1	-	0.1	2.4	-	2.4
9	- lease and receivables	-	-	-	3.9	-	3.9	0.5	-	0.5
10	- other wholesale	-	-	-	0.2	-	0.2	0.1	-	0.1
	Total at 30 Jun 2020	-	6.0	6.0	12.5	-	12.5	15.7	-	15.7

1	Retail (total)	-	-	-	11.0	-	11.0	10.0	-	10.0
2	- residential mortgage	-	-	-	3.7	-	3.7	4.5	-	4.5
3	- credit card	-	-	-	-	-	-	1.5	-	1.5
4	- other retail exposures	-	-	-	7.3	-	7.3	4.0	-	4.0
6	Wholesale (total)	-	7.2	7.2	4.6	-	4.6	3.7	-	3.7
7	- loans to corporates	-	7.2	7.2	-	-	-	0.1	-	0.1
8	- commercial mortgage	-	-	-	0.1	-	0.1	1.9	-	1.9
9	- lease and receivables	-	-	-	4.3	-	4.3	1.6	-	1.6
10	- other wholesale	-	-	-	0.2	-	0.2	0.1	-	0.1
	Total at 31 Dec 2019	-	7.2	7.2	15.6	-	15.6	13.7	-	13.7

Table 44: Securitisation exposures in the trading book ('SEC2')
		At
		30 Jun 2020			31 Dec 2019
		Bank acts as investor1			Bank acts as investor1
		Traditional	Synthetic	Sub-total	Traditional	Synthetic	Sub-total
		$bn	$bn	$bn	$bn	$bn	$bn
1	Retail (total)	2.2	-	2.2	2.3	-	2.3
2	- residential mortgage	1.8	-	1.8	1.5	-	1.5
3	- credit card	0.1	-	0.1	0.1	-	0.1
4	- other retail exposures	0.3	-	0.3	0.7	-	0.7
6	Wholesale (total)	1.3	-	1.3	1.4	-	1.4
8	- commercial mortgage	0.9	-	0.9	0.9	-	0.9
10	- other wholesale	0.4	-	0.4	0.5	-	0.5
	Total (all portfolios)	3.5	-	3.5	3.7	-	3.7

1     HSBC does not act as originator or sponsor for securitisation exposures in the trading book.

Table 45 presents the Group's exposure in the non-trading book and associated regulatory capital requirements where the Group acts as originator or as sponsor.

Table 45: Securitisation exposures in the non-trading book and associated regulatory capital requirements - bank acting as originator or as sponsor ('SEC3')
		Exposure values (by risk weight bands)					Exposure values (by regulatory approach)
		≤20% RW	>20% to 50% RW	>50% to 100% RW	>100% to 1,250% RW	1,250% RW	IRB RBM	SA	SEC-IRBA	SEC-ERBA	SEC IAA	SEC-SA	1,250%
		$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
2	Traditional securitisation	8.1	3.5	0.7	0.2	-	N/A	N/A	-	1.3	10.8	0.4	-
3	Securitisation	8.1	3.5	0.7	0.2	-	N/A	N/A	-	1.3	10.8	0.4	-
4	- retail underlying	4.8	2.6	0.7	0.2	-	N/A	N/A	-	1.3	6.8	0.2	-
5	- wholesale	3.3	0.9	-	-	-	N/A	N/A	-	-	4.0	0.2	-
9	Synthetic securitisation	6.0	-	-	-	-	N/A	N/A	6.0	-	-	-	-
10	Securitisation	6.0	-	-	-	-	N/A	N/A	6.0	-	-	-	-
11	- retail underlying	-	-	-	-	-	N/A	N/A	-	-	-	-	-
12	- wholesale	6.0	-	-	-	-	N/A	N/A	6.0	-	-	-	-
1	Total at 30 Jun 2020	14.1	3.5	0.7	0.2	-	N/A	N/A	6.0	1.3	10.8	0.4	-
2	Traditional securitisation	11.4	3.4	0.7	0.1	-	7.6	0.8	-	-	7.1	0.1	-
3	Securitisation	11.4	3.4	0.7	0.1	-	7.6	0.8	-	-	7.1	0.1	-
4	- retail underlying	7.2	3.1	0.6	0.1	-	5.5	0.8	-	-	4.6	0.1	-
5	- wholesale	4.2	0.3	0.1	-	-	2.1	-	-	-	2.5	-	-
9	Synthetic securitisation	6.9	-	0.3	-	-	2.0	-	5.2	-	-	-	-
10	Securitisation	6.9	-	0.3	-	-	2.0	-	5.2	-	-	-	-
11	- retail underlying	-	-	-	-		-	-	-	-	-	-	-
12	- wholesale	6.9	-	0.3	-	-	2.0	-	5.2	-	-	-	-
1	Total at 31 Dec 2019	18.3	3.4	1.0	0.1	-	9.6	0.8	5.2	-	7.1	0.1	-

		RWAs (by regulatory approach)							Capital charge after cap
		IRB RBM	SA	SEC-IRBA	SEC-ERBA	SEC IAA	SEC-SA	1,250%	IRB RBM	SA	SEC-IRBA	SEC-ERBA	SEC IAA	SEC-SA	1,250%
		$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
2	Traditional securitisation	N/A	N/A	-	0.7	2.4	0.2	-	N/A	N/A	-	0.1	0.2	-	-
3	Securitisation	N/A	N/A	-	0.7	2.4	0.2	-	N/A	N/A	-	0.1	0.2	-	-
4	- retail underlying	N/A	N/A	-	0.5	1.7	0.1	-	N/A	N/A	-	0.1	0.1	-	-
5	- wholesale	N/A	N/A	-	0.2	0.7	0.1	-	N/A	N/A	-	-	0.1	-	-
9	Synthetic securitisation	N/A	N/A	1.4	-	-	-	0.3	N/A	N/A	0.1	-	-	-	-
10	Securitisation	N/A	N/A	1.4	-	-	-	0.3	N/A	N/A	0.1	-	-	-	-
11	- retail underlying	N/A	N/A	-	-	-	-	-	N/A	N/A	-	-	-	-	-
12	- wholesale	N/A	N/A	1.4	-	-	-	0.3	N/A	N/A	0.1	-	-	-	-
1	Total at 30 Jun 2020	N/A	N/A	1.4	0.7	2.4	0.2	0.3	N/A	N/A	0.1	0.1	0.2	-	-
2	Traditional securitisation	1.0	0.6	-	-	1.7	-	-	0.1	-	-	-	0.1	-	-
3	Securitisation	1.0	0.6	-	-	1.7	-	-	0.1	-	-	-	0.1	-	-
4	- retail underlying	0.6	0.6	-	-	1.2	-	-	0.1	-	-	-	0.1	-	-
5	- wholesale	0.4	-	-	-	0.5	-	-	-	-	-	-	-	-	-
9	Synthetic securitisation	0.4	-	0.9	-	-	-	0.5	-	-	0.1	-	-	-	-
10	Securitisation	0.4	-	0.9	-	-	-	0.5	-	-	0.1	-	-	-	-
11	- retail underlying	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12	- wholesale	0.4	-	0.9	-	-	-	0.5	-	-	0.1	-	-	-	-
1	Total at 31 Dec 2019	1.4	0.6	0.9	-	1.7	-	0.5	0.1	-	0.1		0.1	-	-

Table 46 presents the Group's exposure in the non-trading book and associated regulatory capital requirements where the Group acts as an investor.

Table 46: Securitisation exposures in the non-trading book and associated capital requirements - bank acting as investor ('SEC4')
		Exposure values (by risk weight bands)					Exposure values (by regulatory approach)
		≤20% RW	>20% to 50% RW	>50% to 100% RW	>100% to 1,250% RW	1,250% RW	IRB RBM	SA	SEC-IRBA	SEC-ERBA	SEC IAA	SEC-SA	1,250%
		$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
2	Traditional securitisation	11.0	1.5	2.4	0.8	-	N/A	N/A	0.1	3.8	-	11.8	-
3	Securitisation	11.0	1.5	2.4	0.8	-	N/A	N/A	0.1	3.8	-	11.8	-
4	- retail underlying	9.1	1.5	0.8	0.8	-	N/A	N/A	-	2.0	-	10.2	-
5	- wholesale	1.9	-	1.6	-	-	N/A	N/A	0.1	1.8	-	1.6	-
1	Total at 30 Jun 2020	11.0	1.5	2.4	0.8	-	N/A	N/A	0.1	3.8	-	11.8	-

2	Traditional securitisation	11.3	1.3	1.0	0.1	-	5.4	1.0	-	1.7	-	5.6
3	Securitisation	11.3	1.3	1.0	0.1	-	5.4	1.0	-	1.7	-	5.6
4	- retail underlying	7.7	1.3	0.8	0.1	-	3.3	1.0	-	1.4	-	4.2
5	- wholesale	3.6	-	0.2	-	-	2.1	-	-	0.3	-	1.4
1	Total at 31 Dec 2019	11.3	1.3	1.0	0.1	-	5.4	1.0	-	1.7	-	5.6

		RWAs (by regulatory approach)							Capital charge after cap
		IRB RBM	SA	SEC-IRBA	SEC-ERBA	SEC IAA	SEC-SA	1,250%	IRB RBM	SA	SEC-IRBA	SEC-ERBA	SEC IAA	SEC-SA	1,250%
		$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
2	Traditional securitisation	N/A	N/A	-	3.2	-	2.2	-	N/A	N/A	-	0.3	-	0.2	-
3	Securitisation	N/A	N/A	-	3.2	-	2.2	-	N/A	N/A	-	0.3	-	0.2	-
4	- retail underlying	N/A	N/A	-	1.8	-	2.0	-	N/A	N/A	-	0.2	-	0.2	-
5	- wholesale	N/A	N/A	-	1.4	-	0.2	-	N/A	N/A	-	0.1	-	-	-
1	Total at 30 Jun 2020	N/A	N/A	-	3.2	-	2.2	-	N/A	N/A	-	0.3	-	0.2	-

2	Traditional securitisation	0.7	0.7	-	0.5	-	1.1	0.2	0.1	0.1	-	-	-	0.1	-
3	Securitisation	0.7	0.7	-	0.5	-	1.1	0.2	0.1	0.1	-	-	-	0.1	-
4	- retail underlying	0.3	0.7	-	0.4	-	0.9	0.2	-	0.1	-	-	-	0.1	-
5	- wholesale	0.4	-	-	0.1	-	0.2	-	0.1	-	-	-	-	-	-
1	Total at 31 Dec 2019	0.7	0.7	-	0.5	-	1.1	0.2	0.1	0.1	-	-	-	0.1	-

Market risk
Market risk is the risk that movements in market factors, such as foreign exchange rates, interest rates, credit spreads, equity prices and commodity prices, will reduce our income or the value of our portfolios.
Exposure to market risk is separated into two portfolios:
●     trading portfolios: these comprise positions held for client servicing and market-making, with the intention of short-term resale and/or to hedge risks resulting from such positions; and
●     non-trading portfolios: these comprise positions that primarily arise from the interest rate management of our retail and commercial banking assets and liabilities, financial investments measured at fair value through other comprehensive income, debt instruments measured at amortised cost, and exposures arising from our insurance operations.
There were no material changes to the policies and practices for the management of market risk.
The tables below reflect the components of capital requirements under the standardised approach and the internal model approach.
For further information, a summary of our current policies and practices for the management of market risk is set out in 'Market risk' on page 64 of the Pillar 3 Disclosures at 31 December 2019.

Table 47: Market risk under standardised approach (MR1)
		At
		30 Jun	31 Dec	30 Jun
		2020	2019	2020
		RWAs	RWAs	Capital requirements
		$bn	$bn	$bn
	Outright products
1	Interest rate risk (general and specific)	1.9	2.6	0.2
2	Equity risk (general and specific)	1.1	0.1	0.1
3	Foreign exchange risk	3.8	3.7	0.3
4	Commodity risk	0.1	0.1	-
	Options
6	Delta-plus method	0.1	0.1	-
8	Securitisation (specific risk)	1.4	1.2	0.1
9	Total	8.4	7.8	0.7

The $1.0bn increase in equity risk RWAs is due to increased hedging and underwriting in 1H20.

Table 48: Market risk under IMA (MR2-A)
		At 30 Jun 2020		At 31 Dec 2019
		RWAs	Capital requirements	RWAs	Capital requirements
		$bn	$bn	$bn	$bn
1	VaR (higher of values a and b)	7.3	0.6	5.3	0.4
(a)	Previous day's VaR		0.1		0.1
(b)	Average daily VaR1		0.6		0.4
2	Stressed VaR (higher of values a and b)	10.3	0.8	8.0	0.7
(a)	Latest stressed VaR		0.1		0.1
(b)	Average stressed VaR1		0.8		0.7
3	Incremental risk charge (higher of values a and b)	7.1	0.5	6.6	0.5
(a)	Most recent IRC value		0.5		0.5
(b)	Average IRC value1		0.5		0.5
5	Other	2.1	0.2	2.2	0.2
6	Total	26.8	2.1	22.1	1.8

1     VaR average values are calculated on a 60 business days basis. SVaR and IRC average values are calculated on a 12-week basis.

The increases in VaR, SVaR and IRC were due to heightened market volatility during 1H20.

Market risk capital models

HSBC has permission to use a number of market risk capital models to calculate regulatory capital as listed in the table below. For regulatory purposes, the trading book comprises all positions in financial instruments and commodities held with trading intent and positions where it can be demonstrated that they hedge positions in the trading book.

HSBC maintains a trading book policy, which defines the minimum requirements for trading book positions and the process for classifying positions as trading or non-trading book. Positions in the trading book are subject to market risk-based rules, i.e. market risk capital, calculated using regulatory approved models. Where we do not have permission to use internal models, market risk capital is calculated using the standardised approach.

If any of the policy criteria are not met, then the position is categorised as a non-trading book exposure.

Please click on the link below to view the following chart and Pillar 3 document in full:

http://www.rns-pdf.londonstockexchange.com/rns/6315V_1-2020-8-10.pdf

VaR	99%	10 day	Uses most recent two years' history of daily returns to determine a loss distribution. The result is scaled, using the square root of 10, to provide an equivalent 10-day loss.
Stressed VaR	99%	10 day	Stressed VaR is calibrated to a one-year period of stress observed in history.
IRC	99.9%	1 year
Uses a multi-factor Gaussian Monte-Carlo simulation, which includes product basis, concentration, hedge mismatch, recovery rate and liquidity as part of the simulation process. A minimum liquidity horizon of three months is applied and is based on a combination of factors, including issuer type, currency and size of exposure.

Non-proprietary details of these models are available in the Financial Services Register on the PRA website.

Table 49: IMA values for trading portfolios¹ (MR3)
		At
		30 Jun	31 Dec
		2020	2019
		$m	$m
VaR (10 day 99%)
1	Maximum value	231.2	185.2
2	Average value	169.8	149.3
3	Minimum value	108.8	116.8
4	Period end	162.1	128.0
Stressed VaR (10 day 99%)
5	Maximum value	227.2	222.8
6	Average value	175.2	172.3
7	Minimum value	132.1	133.1
8	Period end	176.8	222.8
Incremental risk charge (99.9%)
9	Maximum value	714.1	1,076.9
10	Average value	585.1	706.2
11	Minimum value	501.2	448.9
12	Period end	502.2	465.8

1     Maximum, average and minimum values are calculated on a six-month basis

In 1H20, the period-end values for the three market risk capital models changed as follows:

●    The increase in value at risk ('VaR') when compared with 2019 was driven by elevated realised volatility in March and April 2020, which fed into the VaR calibration. However, the risk was actively managed during the period and the 1H20 period-end VaR remained within the 2019 operating range. The higher maximum for the period, when compared with 2019, was due to higher levels of market volatility in 1H20.

●    The reduction in stressed VaR was primarily due to the lower contribution of flow rates activities and a larger offset from the equities business. Stressed VaR peaked when more volatile market data observed in March and April 2020 was included in the calibration of the period of stress for stressed VaR calculation. Stressed VaR reduced at the period-end as equity and rates risks were actively managed down during 2Q20.

●    The modest increase in the incremental risk charge was consistent with the normal variability of trading activity and inventory.

Back-testing

We validate daily the accuracy of our VaR models by back-testing them against both actual and hypothetical profit and loss. Hypothetical profit and loss excludes non-modelled items such as fees, commissions and revenues of intra-day transactions. The hypothetical profit and loss reflects the profit and loss that would be realised if positions were held constant from the end of one trading day to the end of the next. This measure of profit and loss does not align with how risk is dynamically hedged, and is not therefore necessarily indicative of the actual performance of the business.

The actual number of losses in excess of VaR over this period can therefore be used to gauge how well the models are performing. We consider enhanced internal monitoring of a VaR model if more than five loss exceptions occur in a 250-day period.

We back-test our VaR at various levels of our Group entity hierarchy. Back-testing using the regulatory hierarchy includes entities that have approval to use VaR in the calculation of market risk regulatory capital requirement.

HSBC submits separate back-testing results to regulators, including the PRA and the European Central Bank, based on applicable frequencies ranging from two business days after an exception occurs, to quarterly submissions.

In terms of the CRD IV rules, VaR back-testing loss exceptions count towards the multiplier determined by the PRA for the purposes of the capital requirement calculation for market risk. The multiplier is increased if there are five or more loss exceptions in a 250-day period.

The following graphs show a six-month history for VaR back-testing exceptions against both actual and hypothetical profit and loss.

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Table 50: Comparison of VaR estimates with gains/losses (MR4)
VaR back-testing loss exceptions against actual profit and loss ($m)

Actual profit and loss	VaR	Back-testing exception

VaR back-testing loss exceptions against hypothetical profit and loss ($m)

Hypothetical profit and loss	VaR	Back-testing exception

In 1H20, the Group experienced three loss back-testing exceptions against actual profit and losses. The Group also experienced eight loss back-testing exceptions against hypothetical profit and losses. The high number of hypothetical back-testing exceptions that occurred in March 2020 was primarily due to the extreme market volatility resulting from the economic impact of the Covid-19 outbreak, which was significantly greater than the volatility used in the model calibration.

In recognition of the exceptional market environment, the PRA has granted temporary relief, valid for six months, that permits UK firms, including HSBC, to offset the impact of the higher VaR multiplier resulting from exceptions that occurred after the onset of the Covid-19 outbreak. This offset is against incremental risks not- in-VaR market risk capital requirements.

The hypothetical profit and loss reflects the profit and loss that would be realised if positions were held constant from the end of one trading day to the end of the next. This measure of profit and loss does not align with how risk is dynamically hedged, and is not therefore necessarily indicative of the actual performance of the business. Accordingly, of the eight loss back-testing exceptions against hypothetical profit and losses, only the largest exception in March and one exception in April corresponded to a loss exception against actual profit and loss. The two loss exceptions against actual profit and loss that occurred in the second half of March and the loss exception against actual profit and loss that occurred in April comprised:

●    a loss exception in March due partly to unprecedented widening of the gold exchange-for-physical basis, reflecting Covid-19-related challenges in gold refining and transportation, which affected HSBC's gold leasing and financing business and other gold hedging activity leading to mark-to-market losses. Additional loss drivers on this trading day included a significant reduction in foreign exchange and equity volatilities, and a material tightening of credit spreads;

●    a loss exception at the end of March driven mainly by increases to month-end valuation adjustments, which were recalibrated to reflect changes in liquidity and bid-offer market conditions over the course of the month relative to February month-end; and

●    a loss exception in April due partly to the renewed widening of the gold exchange-for-physical basis. Additional loss drivers included lower equity implied volatilities and a reduction in dividend projections.

Despite the high number of loss exceptions, performance of the VaR model was in line with expectations when considered in the context of the extraordinary market movements observed in March and April 2020. During this period, market risk continued to be managed using a complementary set of exposure measures and limits, including stress and scenario analysis. This ensured that the business was prudently managed and performed well across the period.

Other information

Abbreviations

The following abbreviated terms are used throughout this document.
Currencies
$	US dollar
A
AIRB	Advanced IRB
AT1 capital	Additional tier 1 capital
B
BCBS/Basel Committee	Basel Committee on Banking Supervision
BoE	Bank of England
C
CCF1	Credit conversion factor
CCP	Central counterparty
CCR1	Counterparty credit risk
CCyB1	Countercyclical capital buffer
CDS1	Credit default swap
CECL	Current expected credit loss
CET11	Common equity tier 1
CIU	Collective investment undertakings
CMB	Commercial Banking, a global business
CRD IV1	Capital Requirements Regulation and Directive
CRM	Credit risk mitigation/mitigant
CRR II	Revisions to Capital Requirements Regulation, as implemented
CRR III	Revisions to EU legislation for Basel III reforms
CVA	Credit valuation adjustment
E
EAD1	Exposure at default
EBA	European Banking Authority
ECL	Expected credit loss
EU	European Union
F
FIRB	Foundation IRB
FRTB	Fundamental review of the trading book
FSB	Financial Stability Board
FSEs	Financial Sector Entities
G
GAC	Group Audit Committee
GRC	Group Risk Committee
Group	HSBC Holdings together with its subsidiary undertakings
G-SIB1	Global systemically important bank
G-SII	Global systemically important institution
H
HKMA	Hong Kong Monetary Authority
HMT	Her Majesty's Treasury
Hong Kong	The Hong Kong Special Administrative Region of the People's Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
I
IAA1	Internal assessment approach
IFRSs	International Financial Reporting Standards
IMA	Internal models approach
IMM1	Internal model method
IRB1/RBA	Internal ratings based approach
IRC1	Incremental risk charge
L
LCR	Liquidity coverage ratio
LGD1	Loss given default
M
MENA	Middle East and North Africa
MREL	Minimum requirement for own funds and eligible liabilities
N
NCOA	Non-credit obligation asset
O
OTC1	Over-the-counter
P
PD1	Probability of default
PRA1	Prudential Regulation Authority (UK)
Q
QCCPs	Qualifying central counterparties
R
RAS	Risk appetite statement
RBM1	Ratings-based method
RMM	Risk Management Meeting of the Group Management Board
RNIV	Risks not in VaR
RW	Risk weights
RWA1	Risk-weighted asset
S
SA/STD1	Standardised approach
SA-CCR	Standardised approach for counterparty credit risk
SFM1	Supervisory formula method
SFT1	Securities financing transactions
SIC	Securities Investment Conduit
SME	Small-and medium-sized enterprise
SPE1	Special purpose entity
SSFA/SFA	Simplified supervisory formula approach
SVaR	Stressed value at risk
T
TLAC1	Total loss absorbing capacity
T1 capital	Tier 1 capital
T2 capital	Tier 2 capital
U
UK	United Kingdom
US	United States
V
VaR1	Value at risk

1     Full definition included in the Glossary published on HSBC website www.hsbc.com/investor-relations/group-results-and-reporting.

Cautionary statement regarding forward- looking statements
These Pillar 3 Disclosures at 30 June 2020 contain certain forward-looking statements with respect to HSBC's: financial condition; results of operations and business, including the strategic priorities; and 2020 financial, investment and capital targets described herein.
Statements that are not historical facts, including statements about HSBC's beliefs and expectations, are forward-looking statements. Words such as 'expects', 'targets', 'anticipates', 'intends', 'plans', 'believes', 'seeks', 'estimates', 'potential' and 'reasonably possible', variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, information, data, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.
Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC's Directors, officers or employees to third parties, including financial analysts.
Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:
●    changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment and creditworthy customers beyond those factored into consensus forecasts (including, without limitation, as a result of the Covid-19 outbreak); the Covid-19 outbreak, which will have adverse impacts on our income due to lower lending and transaction volumes, lower wealth and insurance manufacturing revenue, and lower or negative interest rates in markets where we operate, as well as, more generally, the potential for material adverse impacts on our financial condition, results of operations, prospects, liquidity, capital position and credit ratings; deviations from the market and economic assumptions that form the basis for our ECL measurements (including, without limitation, as a result of the Covid-19 outbreak); potential changes in future dividend policy; changes in foreign exchange rates and interest rates, including the accounting impact resulting from financial reporting in respect of hyperinflationary economies; volatility in equity markets; lack of liquidity in wholesale funding or capital markets, which may affect our ability to meet our obligations under financing facilities or to fund new loans, investments and businesses; geopolitical tensions or diplomatic developments producing social instability or legal uncertainty, such as the unrest in Hong Kong, the existing US-China tensions and the emerging challenges in UK-China relations, which in turn may affect demand for our products and services and could result in (among other things) regulatory, reputational and market risks for HSBC; climate change, which may cause both idiosyncratic and systemic risks resulting in potential financial impacts; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks' policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; consumer perception as to the continuing availability of credit; exposure to counterparty risk, including third parties using us as a conduit for illegal activities without our knowledge; the expected discontinuation of certain key Ibors and the development of alternative risk-free benchmark rates, which may require us to enhance our capital position and/or position additional capital in specific subsidiaries; and price competition in the market segments we serve;
●    changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities in the principal markets in which we operate and the consequences thereof (including, without limitation, actions taken as a result of the Covid-19 outbreak); initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; the UK's exit from the EU, which may result in a prolonged period of uncertainty, unstable economic conditions and market volatility, including currency fluctuations; passage of the Hong Kong national security law and restrictions on telecommunications, as well as the US Hong Kong Autonomy Act, which have caused tensions between China, the US and the UK; general changes in government policy that may significantly influence investor decisions; the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies; and
●    factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques); our ability to achieve our targets, which may result in our failure to achieve any of the expected benefits of our strategic initiatives; model limitations or failure, including, without limitation, the impact that the consequences of the Covid-19 outbreak have had on the performance and usage of financial models, which may require us to hold additional capital, incur losses and/or use compensating controls, such as overlays and overrides, to address model limitations; changes to the judgements, estimates and assumptions we base our financial statements on; changes in our ability to meet the requirements of regulatory stress tests; a reduction in the credit rating assigned to us or any of our subsidiaries, which could increase the cost or decrease the availability of our funding and affect our liquidity position and net interest margin; changes to the reliability and security of our data management, data privacy, information and technology infrastructure, including threats from cyber-attacks, which may impact our ability to service clients and may result in financial loss, business disruption and/ or loss of customer services and data; changes in insurance customer behaviour and insurance claim rates; our dependence on loan payments and dividends from subsidiaries to meet our obligations; changes in accounting standards, which may have a material impact on the way we prepare our financial statements; changes in our ability to manage third-party, fraud and reputational risks inherent in our operations; employee misconduct, which may result in regulatory sanctions and/or reputational or financial harm; and changes in skill requirements, ways of working and talent shortages, which may affect our ability to recruit and retain senior management and diverse and skilled personnel. Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; and our success in addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties we identify in 'Top and emerging risks' on pages 76 to 81 of the Annual Report and Accounts 2019.

Contacts

Enquiries relating to HSBC's strategy or operations may be directed to:

Richard O'Connor Global Head of Investor Relations HSBC Holdings plc 8 Canada Square London E14 5HQ United Kingdom	Mark Phin Head of Investor Relations, Asia-Pacific The Hongkong and Shanghai Banking Corporation Limited 1 Queen's Road Central Hong Kong
Telephone: +44 (0) 20 7991 6590	Telephone: +852 2822 4908
Email: investorrelations@hsbc.com	Email: investorrelations@hsbc.com.hk

HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom
Telephone: 44 020 7991 8888
www.hsbc.com
Incorporated in England with limited liability Registered number 617987

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 10 August 2020